TXSE TEXAS STOCK EXCHANGE

1-214-814-1196
4550 Travis Street, Suite 650, Dallas, TX 75205

June 29, 2026

VIA ELECTRONIC DELIVERY

U.S. Securities and Exchange Commission
Division of Trading and Markets
Officer of Market Supervision

RE: Texas Stock Exchange LLC – Form 1 Amendment
June 2026, Amendment #2

Dear Ms. Countryman:

On behalf of Texas Stock Exchange LLC ("TXSE"), and in connection with the TXSE Form 1 that is on file with the U.S. Securities and Exchange Commission, enclosed please find the Execution page to Form 1 and well as the following exhibits:

- Exhibit A – documents are available online at www.txse.com
- Exhibit B – the Rules of the Exchange are available online at www.txse.com
- Exhibit C – documents for TXSE Group Inc. are available online at www.txse.com; other documents filed are current
- Exhibit D
  - Exhibit D – 1: TXSE Group Inc.
  - Exhibit D – 2 : TXSE Technologies LLC
  - Exhibit D - 3: Texas Market Center LLC
  - Exhibit D – 4: TXSE Execution Services LLC
  - Exhibit D – 5: Texas Business Museum LLC
  - Exhibit D – 6: Texas Securities Exchange LLC
  - Exhibit D – 7: Oculon Intelligence LLC
- Exhibit F-7
- Exhibit H
  - Exhibit H-1: TXSE Listing Agreement
  - Exhibit H-2: TXSE – Listing Application - IPO, Spinoff, or Direct Listing
  - Exhibit H-3: TXSE - Listing Application - Listing following a change of control between a listed company and an Unlisted company or listing for SPACs
  - Exhibit H-4: TXSE Original Listing Application - Listing of a new class of securities by a listed company
  - Exhibit H-5: TXSE Symbol Reservation
  - Exhibit H-6: [RETIRED]
  - Exhibit H-7: [RETIRED]
  - Exhibit H-8: TXSE Listing Application - Transfer from a National Securities Exchange or OTC Quotations/ Uplisting
  - Exhibit H-9: [RETIRED]
  - Exhibit H-10: TXSE Dividend/Distribution/Interest Payment Form
  - Exhibit H-11: TXSE Company Event Notification
  - Exhibit H-12: TXSE Listing of Additional Shares
  - Exhibit H-13: TXSE – Shares Outstanding Change
  - Exhibit H-14: TXSE Original Listing Application - Exchange Traded Fund Shares (6c-11 ETFs)
  - Exhibit H-14a: TXSE Additional Listing Application - Exchange Traded Fund Shares (6c-11 ETFs)
  - Exhibit H-15: TXSE ETP Dividend Schedule

1-214-814-1196
4550 Travis Street, Suite 650, Dallas, TX 75205

- Exhibit H-16: TXSE ETP Dividend Rates
- Exhibit H-17: TXSE Original Listing Application - Listing Structured Products
- Exhibit H-18: TXSE Listing Application - Dual Listing
- Exhibit H-19: TXSE Original Listing Application - Semi-Transparent ETFs
- Exhibit H-20: TXSE Original Listing Application - Trust and Commodity-Based Products (other than 6c-11 and Semi-Transparent ETFs)

- Exhibit I
- Exhibit J
- Exhibit K
- Exhibit M
- Exhibit N

This amendment is filed in accordance with SEC Rule 6a-2 and in intended to replace and supplement, as applicable, Exhibits A, B, C, D, J, I, K, M and N as listed above.

Should you have any questions regarding TXSE's application, please contact me at jeff.brown@txse.com.

Regards,

Jeff Brown (Jun 29, 2026 15:27:04 EDT)

Jeff Brown
Chief Legal Officer and General Counsel
Texas Stock Exchange LLC

cc: Kathleen Gray Gross, Senior Special Counsel, Division of Trading and Markets, SEC
James Lee, Chairman, Founder and Chief Executive Officer, Texas Stock Exchange, LLC
Cameron Smith, President, Global Head of Trading, Texas Stock Exchange LLC
tm-marketsupervision@sec.gov

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/29/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Texas Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4550 Travis Street, Suite 650, Dallas, TX 75205
3. Provide the applicant's mailing address (if different):

26000300

4. Provide the applicant's business telephone and facsimile number:
   214-814-1196
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Shane Swanson — Deputy General Counsel — 214-838-1956
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Jeff Brown
   4550 Travis Street, Suite 650
   Dallas, TX 75205
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 06/07/2024 (b) State/Country of formation: Texas/United States
   (c) Statute under which applicant was organized: Texas Business Organizations Code

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2026 (MM/DD/YY) — Texas Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) — Shane Swanson, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this day 29 of June (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 12/19/2029 County of Dallas State of Texas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Melissa Marie Leaman
My Commission Expires
12/19/2029
Notary ID 135539418

TEXAS STOCK EXCHANGE

Exhibit D

June 2026

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D-1: Unaudited financial statements of TXSE Group Inc. for the fiscal year ended December 31, 2025

Exhibit D-2: Unaudited financial statements of TXSE Technologies LLC for the fiscal year ended December 31, 2025

Exhibit D-3: Unaudited financial statements of Texas Market Center LLC for the fiscal year ended December 31, 2025

Exhibit D-4: Unaudited financial statements of TXSE Execution Services LLC for the fiscal year ended December 31, 2025

Exhibit D-5: Unaudited financial statements of Texas Business Museum LLC for the fiscal year ended December 31, 2025

Exhibit D-6: Unaudited financial statements of Texas Securities Exchange LLC for the fiscal year ended December 31, 2025

Exhibit D-7: Unaudited financial statement of Oculon Intelligence LLC for the fiscal year ended December 31, 2025

TXSE GROUP INC

Selected Unconsolidated Financial Statements
For the year ended December 31, 2025
Unaudited

TXSE GROUP INC

For the Year Ended December 31, 2025

TABLE OF CONTENTS

TXSE Group Inc
Unconsolidated Balance Sheet
(In thousands, except per share amounts)
(Unaudited)

Assets:		
Current assets:		
Cash	$	186,986
Prepaid expenses and other assets		15,925
Total current assets		202,911
Property and equipment, net		3,815
Software development costs, net		11,357
Operating lease right-of-use assets, net		8,727
Finance lease right-of-use assets, net		1,565
Investment in subsidiaries		25,000
Other non-current assets, net		17,296
Total assets	$	270,671
Liabilities and Equity:		
Current liabilities:		
Accounts payable	$	2,607
Accrued compensation and benefits		11,001
Operating lease liabilities		3,397
Finance lease liabilities		841
Other current liabilities		1,222
Total current liabilities		19,068
Non-current liabilities:		
Operating lease liabilities, non-current		5,488
Finance lease liabilities, non-current		675
Total non-current liabilities		6,163
Total liabilities		25,231
Commitments and contingencies (Note 14)		
Equity:		
Common stock, $0.001 par value; 70,000 shares authorized, 24,011 and 23,932 issued and outstanding at December 31, 2025, respectively; 60,000 shares authorized, 18,620 issued and 18,620 outstanding at December 31, 2024, respectively		24
Treasury stock, at cost: 79 shares		(1,531)
Additional paid-in capital		295,358
Accumulated deficit		(48,411)
Total equity		245,440
Total liabilities and equity	$	270,671

TXSE Group Inc
Unconsolidated Statement of Operations
(In thousands)
(Unaudited)

Revenues:	
Trading revenues	$ -
Listing revenues	-
Data and member service revenues	-
Total revenues	-
Transaction-based expenses:	
Section 31 fees	-
Cash liquidity payments, routing and clearing	-
Total revenues, less transaction-based expenses	-
Operating expenses:	
Compensation and benefits	20,613
Professional services:	
Legal/Consulting	4,387
Managed services	3,978
Software licenses and subscriptions	3,448
Lease expense	1,605
General and administrative	4,729
Depreciation and amortization	420
Total operating expenses	39,180
Operating loss	(39,180)
Other income/(expense)	
Interest income	5,240
Interest expense	(17)
Total other income, net	5,223
Loss before income tax expense/(benefit)	(33,957)
Income tax expense/(benefit)	(400)
Net loss	$ (33,557)

TEXAS STOCK EXCHANGE

TXSE Technologies LLC

Wholly owned subsidiary of TXSE Group Inc

Selected Financial Statements
For the year ended December 31, 2025
Unaudited

TXSE Technologies LLC

TABLE OF CONTENTS

TXSE Technologies LLC
Statement of Financial Condition
(In thousands)
(Unaudited)

	As of December 31, 2025
Assets:	
Current assets:	
Cash	$ -
Prepaids and other assets	-
Total current assets	-
Equipment and furniture, net	-
Total assets	$ -
Liabilities and Member's Equity:	
Current liabilities:	
Accounts payable	$ -
Accrued expenses and other liabilities	-
Total current liabilities	-
Non-current liabilities:	-
Total non-current liabilities	-
Total liabilities	-
Member's Equity:	
Capital contributions	-
Retained earnings	-
(Less: Member distributions)	-
Total member's equity	-
Total liabilities and member's equity	$ -

TXSE Technologies LLC
Statement of Operations
(In thousands)
(Unaudited)

		Year Ended December 31, 2025
Revenues:		
Trading revenues	$	-
Listing revenues		-
Data and member service revenues		-
Total revenues		-
Transaction-based expenses:		
Section 31 fees		-
Cash liquidity payments, routing and clearing		-
Total revenues, less transaction-based expenses		-
Operating expenses:		
Compensation and benefits		-
Professional services:		
Legal		-
Consulting		-
Managed services		-
General and administrative		-
Depreciation and amortization		-
Total operating expenses		-
Operating income		-
Other income		
Interest income		-
Total other income		-
Income before income tax expense/(benefit)		-
Income tax expense/(benefit)		-
Net income	$	-

Texas Market Center LLC

Wholly owned subsidiary of TXSE Group Inc

Selected Financial Statements
For the year ended December 31, 2025
Unaudited

Texas Market Center LLC

TABLE OF CONTENTS

Texas Market Center LLC
Statement of Financial Condition
(In thousands)
(Unaudited)

	As of December 31, 2025
Assets:	
Current assets:	
Cash	$ -
Prepaids and other assets	-
Total current assets	-
Equipment and furniture, net	-
Total assets	$ -
Liabilities and Member's Equity:	
Current liabilities:	
Accounts payable	$ -
Accrued expenses and other liabilities	-
Total current liabilities	-
Non-current liabilities:	-
Total non-current liabilities	-
Total liabilities	-
Member's Equity:	
Capital contributions	-
Retained earnings	-
(Less: Member distributions)	-
Total member's equity	-
Total liabilities and member's equity	$ -

Texas Market Center LLC

Statement of Operations

(In thousands)
(Unaudited)

		Year Ended December 31, 2025
Revenues:		
Trading revenues	$	-
Listing revenues		-
Data and member service revenues		-
Total revenues		-
Transaction-based expenses:		
Section 31 fees		-
Cash liquidity payments, routing and clearing		-
Total revenues, less transaction-based expenses		-
Operating expenses:		
Compensation and benefits		-
Professional services:		
Legal		-
Consulting		-
Managed services		-
General and administrative		-
Depreciation and amortization		-
Total operating expenses		-
Operating income		-
Other income		
Interest income		-
Total other income		-
Income before income tax expense/(benefit)		-
Income tax expense/(benefit)		-
Net income	$	-

TEXAS STOCK EXCHANGE

TXSE Execution Services LLC

Wholly owned subsidiary of TXSE Group Inc

Selected Financial Statements

For the year ended December 31, 2025

Unaudited

TXSE Execution Services LLC

TABLE OF CONTENTS

TXSE Execution Services LLC
Statement of Financial Condition
(In thousands)
(Unaudited)

		As of December 31, 2025
Assets:		
Current assets:		
Cash	$	-
Prepaids and other assets		-
Total current assets		-
Equipment and furniture, net		-
Total assets	$	-
Liabilities and Member's Equity:		
Current liabilities:		
Accounts payable	$	-
Accrued expenses and other liabilities		-
Total current liabilities		-
Non-current liabilities:		-
Total non-current liabilities		-
Total liabilities		-
Member's Equity:		
Capital contributions		-
Retained earnings		-
(Less: Member distributions)		-
Total member's equity		-
Total liabilities and member's equity	$	-

TXSE Execution Services LLC
Statement of Operations
(In thousands)
(Unaudited)

	Year Ended December 31, 2025
Revenues:	
Trading revenues	$ -
Listing revenues	-
Data and member service revenues	-
Total revenues	-
Transaction-based expenses:	
Section 31 fees	-
Cash liquidity payments, routing and clearing	-
Total revenues, less transaction-based expenses	-
Operating expenses:	
Compensation and benefits	-
Professional services:	
Legal	-
Consulting	-
Managed services	-
General and administrative	-
Depreciation and amortization	-
Total operating expenses	-
Operating income	-
Other income	
Interest income	-
Total other income	-
Income before income tax expense/(benefit)	-
Income tax expense/(benefit)	-
Net income	$ -

TXSE
TEXAS STOCK EXCHANGE

Texas Business Museum LLC

Wholly owned subsidiary of TXSE Group Inc

Selected Financial Statements
For the year ended December 31, 2025
Unaudited

Texas Business Museum LLC

TABLE OF CONTENTS

Texas Business Museum LLC
Statement of Financial Condition
(In thousands)
(Unaudited)

	As of December 31, 2025
Assets:	
Current assets:	
Cash	$ -
Prepaids and other assets	-
Total current assets	-
Equipment and furniture, net	-
Total assets	$ -
Liabilities and Member's Equity:	
Current liabilities:	
Accounts payable	$ -
Accrued expenses and other liabilities	-
Total current liabilities	-
Non-current liabilities:	-
Total non-current liabilities	-
Total liabilities	-
Member's Equity:	
Capital contributions	-
Retained earnings	-
(Less: Member distributions)	-
Total member's equity	-
Total liabilities and member's equity	$ -

Texas Business Museum LLC
Statement of Operations
(In thousands)
(Unaudited)

	Year Ended December 31, 2025
Revenues:	
Trading revenues	$ -
Listing revenues	-
Data and member service revenues	-
Total revenues	-
Transaction-based expenses:	
Section 31 fees	-
Cash liquidity payments, routing and clearing	-
Total revenues, less transaction-based expenses	-
Operating expenses:	
Compensation and benefits	-
Professional services:	
Legal	-
Consulting	-
Managed services	-
General and administrative	-
Depreciation and amortization	-
Total operating expenses	-
Operating income	-
Other income	
Interest income	-
Total other income	-
Income before income tax expense/(benefit)	-
Income tax expense/(benefit)	-
Net income	$ -

Texas Securities Exchange LLC

Wholly owned subsidiary of TXSE Group Inc

Selected Financial Statements
For the year ended December 31, 2025
Unaudited

Texas Securities Exchange LLC

TABLE OF CONTENTS

Texas Securities Exchange LLC
Statement of Financial Condition
(In thousands)
(Unaudited)

		As of December 31, 2025
Assets:		
Current assets:		
Cash	$	-
Prepaids and other assets		-
Total current assets		-
Equipment and furniture, net		-
Total assets	$	-
Liabilities and Member's Equity:		
Current liabilities:		
Accounts payable	$	-
Accrued expenses and other liabilities		-
Total current liabilities		-
Non-current liabilities:		-
Total non-current liabilities		-
Total liabilities		-
Member's Equity:		
Capital contributions		-
Retained earnings		-
(Less: Member distributions)		-
Total member's equity		-
Total liabilities and member's equity	$	-

Texas Securities Exchange LLC
Statement of Operations
(In thousands)
(Unaudited)

	Year Ended December 31, 2025
Revenues:	
Trading revenues	$ -
Listing revenues	-
Data and member service revenues	-
Total revenues	-
Transaction-based expenses:	
Section 31 fees	-
Cash liquidity payments, routing and clearing	-
Total revenues, less transaction-based expenses	-
Operating expenses:	
Compensation and benefits	-
Professional services:	
Legal	-
Consulting	-
Managed services	-
General and administrative	-
Depreciation and amortization	-
Total operating expenses	-
Operating income	-
Other income	
Interest income	-
Total other income	-
Income before income tax expense/(benefit)	-
Income tax expense/(benefit)	-
Net income	$ -

TXSE
TEXAS STOCK EXCHANGE

Oculon Intelligence LLC

Wholly owned subsidiary of TXSE Group Inc

Selected Financial Statements
For the period from October 17, 2025 (Inception) to December 31, 2025
Unaudited

Oculon Intelligence LLC

TABLE OF CONTENTS

Oculon Intelligence LLC
Statement of Financial Condition
(In thousands)
(Unaudited)

		As of December 31, 2025
Assets:		
Cash	$	-
Total assets	$	-
Liabilities and Member's Equity:		
Non-current liabilities:		
Due to TXSE Group Inc	$	207
Total non-current liabilities		207
Total liabilities		207
Commitments and contingencies (Note 4)		
Member's Equity:		
TXSE Group Inc capital contributions		
Accumulated deficit		(207)
Total member's equity		(207)
Total liabilities and member's equity	$	-

Oculon Intelligence LLC
Statement of Operations
(In thousands)
(Unaudited)

	For the period from October 17, 2025 (Inception) through December 31, 2025
Revenues:	
Trading revenues	$ -
Listing revenues	-
Data and member service revenues	-
Total revenues	-
Transaction-based expenses:	
Section 31 fees	-
Cash liquidity payments, routing and clearing	-
Total revenues, less transaction-based expenses	-
Operating expenses:	
Compensation and benefits	192
Professional services:	
Legal	2
Consulting	1
Managed services	6
Software licenses and subscriptions	3
General and administrative	3
Total operating expenses	207
Interest income	
Net loss	$ (207)

TXSE Sponsored Access Application

In order to join Texas Stock Exchange LLC ("Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below via email to membership@txse.com.

APPLICATION CHECKLIST
☐ Sponsored Access Application, including • Sponsoring Member Consent • Sponsored Participant Agreement
☐ User Agreement
☐ IRS Form W-9 or W-8

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at membership@txse.com or 214-612-0389.

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT BILLING ADDRESS			SPONSORED PARTICIPANT BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

AUTHORIZATION	
This form is governed by all terms and conditions set forth in the Exchange Sponsored Access Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. ***Members may call the TXSE Trade Desk at 214-612-0388 to verbally request that all open orders be cancelled or check the status of open orders.***	
Sponsoring Member Firm:	
Printed Name/Title:	Signature:

SPONSORED PARTICIPANT MARKET PARTICIPANT IDENTIFIER (MPID)
List the MPID/NSCC # that the Sponsored Participant is permitted to use: __________ / __________

TXSE Sponsoring Member Consent

We, ___________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 1.005, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our Market Participant Identifier (MPID) or mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. Furthermore, we acknowledge and agree that as a Sponsoring Member we are responsible for all contractual and regulatory obligations arising from this Sponsored Participant relationship. Such regulatory obligations include, but are not limited to:

- compliance with SEC Rule 15c3-5, including the requirement to establish, document, and maintain a system of risk management controls and supervisory procedures that, among other things, are reasonably designed to: (i) systematically limit the financial exposure of the broker or dealer that could arise as a result of market access, and (ii) ensure compliance with all regulatory requirements applicable to market access;

- compliance with SEC Rule 15c3-5, including the requirement to maintain direct and exclusive control over the risk management controls and supervisory procedures implemented for the Sponsored Participant;

- Question and Answer 5 of "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access"[1]; and

- where a Sponsored Participant is an Exchange registered Market Maker, compliance with the Market Maker obligations required by applicable Exchange Rules.

We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.003, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. While the Sponsored Participant agrees to comply with the Rules of Exchange and the terms of the Sponsoring Member Agreement with the Exchange, we understand that the Sponsoring Member still ultimately remains responsible for all orders entered on or through the Exchange by the Sponsored Participant. We further understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

Sponsoring Member Name	CRD Number (if applicable)
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
Printed Name	Title

[1] See Question 5, "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access", April 15, 2015, available at: https:// www.sec.gov/divisions/marketreg/faq-15c-5-risk-management-controls-bd.htm. See also: "Overview of ExchangeProvided Risk Management Controls and Port Level Setting Changes in relation to Market Access R ule 15c3-5" at: https://cdn.cboe.com/resources/membership/Trading_Notice_-_BD_Diligence_Requests_FINAL.pdf.

TXSE Sponsored Participant Agreement

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Formation, the Exchange User Agreement and Rules of the Exchange, and all written interpretations thereof, as if the Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. The Sponsored Participant shall be subject to the obligations of Exchange Rule 11.004 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.003 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. The Sponsored Participant understands and agrees that the Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents' and customers' use of and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.003, and shall comply with the Exchange Rules, as amended.

______________________ Sponsored Participant Name	______________________ CRD Number (if applicable)
______________________ Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	______________________ Date
______________________ Printed Name	______________________ Title

TEXAS STOCK EXCHANGE

Exhibit H

June 2026

EXHIBIT H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Attachments

TXSE Listing Agreement

Part I. Corporate Information

General Information	
Date:	
Company Name (the "Company"):	
Symbol:	

Company Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Part II. Listing Agreement

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

1. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

3. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation

information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

LIMITATION OF LIABILITY.

1. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

   a. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

   b. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

2. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

3. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

4. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

5. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

6. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

Part III: Affirmation

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

TXSE Original Listing Application
IPO, Spin-Off, and Direct Listings

This IPO, Spin-Off, and Direct listing application is required for the initial listing of an issuer or trust that has not previously been approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

Applicants seeking to transfer a listed product to TXSE, should use the Transfer version of this application.

How to Use This Application:

- Complete **all Parts I–IX** of the application.
- If a question does not apply, indicate **"N/A"**.
- Attach all required supporting documents listed below.
- All certifications must be executed by a duly authorized officer or representative.
- Application submission does **not** constitute listing approval or authorization to commence trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date

Supporting Documents (If Applicable to your listing type)	
Listing Agreement	☐
Logo Submission Form	☐
Corporate Governance Certification Form	☐
Regulatory Correspondence over the past 12 months	☐
Shareholder Confirmation Documents/Underwriters Representation	☐
Form 8-A	☐
Draft Registration Statement and related SEC correspondence	☐
Certificate of Good Standing (if, applicable)	☐
Other	☐

All applications will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com.

TXSE
TEXAS STOCK EXCHANGE

Part I: Corporate Information

General Information		
Date:		
Company Name (the "Company"):		
Address of Principal Executive Offices:		
City/Province:		
State:		
Zip/Postal Code:		
Country:		
Phone:		
Website:		
State of Incorporation:		
Country of Incorporation:		
Date of Incorporation:		
Date of Fiscal Year End:		
SEC File Number:		
Central Index Key (CIK) Code:		
Foreign Private Issue:	☐ Yes	☐ No
Is this company a SPAC?	☐ Yes	☐ No
Is the applicant now filing or has it at any time in the past filed reports under Regulation A by the Securities and Exchange Commission mandated under the JOBS Act?	☐ Yes	☐ No
Company Description:		

TXSE
TEXAS STOCK EXCHANGE

Part II: Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Company Primary Contact	
Name:	Phone:
Title:	Email:

Company Alternate Contact	
Name:	Phone:
Title:	Email:

Outside Legal Counsel	
Name:	Phone:
Title:	Email:

Billing Contact	
Name:	Phone:
Title:	Email:
Billing Address:	

Auditor	
Firm Name:	Primary Contact:
Phone:	Email:
Address:	

Transfer Agent	
Firm Name:	Primary Contact:
Phone:	Email:
Address:	

Part III: Offering Information

Offering Information		
Type of Offering:	☐ Initial Public Offering ☐ Direct Listing ☐ Spin-Off	
Expected effective date of registration statement:		
Expected date of initial trading on TXSE:		
Expected closing date of offering:		
Will the offering settle "Regular Way" on a T+1 basis?	☐ Yes	☐ No
If "No", will the security be listed and traded in a "When Issued" trading market.	☐ Yes	☐ No
Will the stock certificates contain any restrictive legends?	☐ Yes	☐ No
If "Yes", please describe the nature of the restrictions, the number of shares affected, and whether the restriction is based on securities laws, lock-up agreements, or other contractual or operational constraints:		

Part IV: Security-Specific Information

	Primary Issue	Additional Issue	Additional Issue
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Number of Votes per Share:			
Anticipated Shares Outstanding after the Offering:			
Anticipated Round Lot Shareholders after the Offering:			
Anticipated Beneficial Shareholders after the Offering:			
Unit Components:			
Timing of Unit Separation:			
Trading Symbol:			
DRS Eligible:	☐ Yes		☐ No
Is the Security Book Entry Only?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No

For Initial Public Offerings	
Minimum Offering Price per Security:	
Number of Securities Outstanding Immediately Prior to the Offering (excluding shares being sold by existing shareholders):	
Plus Minimum Number of Securities Expected to be Sold in the Public Offering:	
Minimum Number of Securities Expected to be Sold in the Public Offering by Selling Shareholders:	
Plus Number of Securities Expected to be Issued in Connection with Conversions or Financings Prior to Listing:	

Total Number of Securities Outstanding Immediately After the Offering:	
Less Maximum Number of Securities to be Sold through a Directed Share Program:	
Less Maximum Number of Securities to be Sold to Insiders (Including Indications of Interest):	
Less Total Number of Securities Held by Insiders and/or Restricted Under TXSE Rule 16.002(a)(22) Outstanding Immediately After the Offering, Not Included Above:	
Total Number of Unrestricted Publicly Held Securities Outstanding Immediately After the Offering:	
Confirm the Minimum Number of Unrestricted Round lot Holders:	

For American Depositary Shares (ADS)		
Name of Depositary Bank:		
Confirm that the ADS have been issued in a sponsored program:	☐ Yes	☐ No
Provide the ratio of Underlying Shares:		
Total number of Underlying Shares Outstanding After Offering:		
Total number of Underlying Shares Sold in the Offering:		

Underwriter	
Lead Underwriter(s):	
Joint Bookrunners:	

TEXAS STOCK EXCHANGE

Part V: SPAC Information

For SPACs		
Will the Company deposit at least 90% of the gross proceeds in an account in accordance with Supplementary Material .02(a) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to complete the business combination within the time frame prescribed by Supplementary Material .02(b) to TXSE Rule 16.101?	☐ Yes	☐ No
Will the business combination be approved by a majority of the Company's independent directors?	☐ Yes	☐ No
Does the Company plan to have the combination approved by a majority of the shares of common stock voting the meeting at which the combination is being considered?	☐ Yes	☐ No
Do the Company's shareholders have the right to convert their shares in accordance with Supplementary Material .02(d) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to file and furnish a proxy or information statement and provide all shareholders the opportunity to redeem their shares (on a pro-rata basis) pursuant to a tender offer?	☒ Yes	☐ No
Does the Company confirm that the Company's prospectus does not provide for the use of trust funds for any purpose other than the purchase of an operating business including the repurchase of Company stock?	☐ Yes	☐ No
If no, please describe any other permitted uses:		

Part VI: Board Member Information

Provide each board member's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).

Name	Age	Indep.	Compensation Committee	Nominating Committee	Audit Committee	Financially Sophisticated	Financial Expert
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐

TXSE
TEXAS STOCK EXCHANGE

Part VII: Regulatory Review

Regulatory Proceedings/Litigation	
1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceedings commenced within the past 10 years:	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or	
c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.	
d. in connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.	

2. With respect to current executive officers, directors and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceeding	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.	

Note 1: Questions 1 and 2 should be interpreted broadly and should include matters that relate to trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, director and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Note 2: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Additional Information
Upon review of the information provided by the applicant, TXSE may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation. **The applicant should notify TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while the application is pending.**

Other
Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company’s securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer’s obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority? **If yes, please provide a copy of the complete filing and include comments from the SEC or appropriate regulatory authority and the Company's responses thereto.**	☐ Yes	☐ No
	Date of SEC effectiveness:	
	Date cleared all SEC comments:	
Is the applicant now filing or has it at any time in the past filed reports with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act?	☐ Yes	☐ No
If "Yes", please explain		
Please indicate whether or not the Company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer or otherwise.	☐ Yes	☐ No
If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing		
Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.		

Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.	☐ Yes	☐ No
If yes, please describe this structure		

Discretionary Authority
The fact that an applicant may meet TXSE's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the TXSE Listing Rules, TXSE reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

Part VIII: Supporting Documentation

In addition to a completed Listing Application, prior to approval, TXSE will require additional information and supporting documentation. The table below lists the specific documents TXSE will require prior to approval of your application. Required documentation must be provided prior to approval but is not required at the time of original submission.

Additional Documents Required
Listing Agreement
Logo Submission Form
Corporate Governance Certification Form
Regulatory Correspondence over the past 12 months
Shareholder Confirmation Documents/Underwriters Representation
Form 8-A Draft
Draft Registration Statement and related SEC correspondence
Certificate of Good Standing
Other

PLEASE NOTE
In addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

Part IX: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, the code of conduct requirement, and the annual meeting requirement, set forth in TXSE Rules 16.405(b), (d) and (e), 16.406, and 16.408, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in TXSE Rule Series 17.000 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Exchange Act.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the “Company”), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC (“TXSE”) that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company’s security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company’s logos, trade names and trade/service marks in TXSE’s advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys’ fees, resulting from, suffered or incurred as a result of any third party’s claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE’s use of Company’s trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit C: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC ("TXSE" or the Exchange") to obtain, directly or through a third-party service provider (including, without limitation, the Company's transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company's securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

Exhibit D: Company Logo Submission

In order to help investors recognize companies listed on the Texas Stock Exchange LLC (“TXSE”), TXSE uses company logos, where appropriate, instead of trading symbols. Company logos may be included in TXSE’s advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being a TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding a company in connection with TXSE. Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact listings@txse.com.

General Information
File Format • Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines. • Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG or JPEG.
Color image and Black & White image Ideally, two separate files should be submitted: **1.** 4-color (CMYK) logo. **2.** One-color black & one-color white logo with no tints or screens (i.e., 100% black, no gray).
Logo Usage / Branding Guidelines • All required registered marks, trademarks and service marks should be part of the logo artwork. • Corporate tag lines cannot be part of the logo artwork. • Please submit any logo usage guidelines along with your logos. • For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution. • PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e., app icon).

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

TXSE Original Listing Application
Listing following a Change of Control Between a Listed Company and an Unlisted Company or Listing for SPACs After Completing a Business Combination

This Change of control or SPAC application is required for the listing of an issuer or trust that has not previously been approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

To the extent that a currently listed TXSE issuer is expected to be the survivor of the proposed transaction for SEC reporting purposes, applicants should file a Company Event Notification Form in addition to this application.

How to Use This Application:

- Complete **all Parts I–IX** of the application.
- If a question does not apply, indicate **"N/A"**.
- Attach all required supporting documents listed below.
- All certifications must be executed by a duly authorized officer or representative.
- Application submission does **not** constitute listing approval or authorization to commence trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date

Supporting Documents (If Applicable to your listing type)	
Listing Agreement	☐
Logo Submission Form	☐
Corporate Governance Certification Form	☐
Regulatory Correspondence over the past 12 months	☐
Shareholder Confirmation Documents/Underwriters Representation	☐
Form 8-A	☐
Certificate of Good Standing (if applicable)	☐
Corporate Event Notification Form	☐
Other	☐

All applications will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com.

Part I: Corporate Information

General Information		
Date:		
Company Name (the "Company"):		
Address of Principal Executive Offices:		
City/Province:		
State:		
Zip/Postal Code:		
Country:		
Phone:		
Website:		
State of Incorporation:		
Country of Incorporation:		
Date of Incorporation:		
Date of Fiscal Year End:		
SEC File Number:		
Central Index Key (CIK) Code:		
Foreign Private Issue:	☐ Yes	☐ No
Is the applicant now filing or has it at any time in the past filed reports under Regulation A by the Securities and Exchange Commission mandated under the JOBS Act?	☐ Yes	☐ No
Company Description:		

TXSE
TEXAS STOCK EXCHANGE

Part II: Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Company Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Company Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Billing Contact	
Name:	**Phone:**
Title:	**Email:**
Billing Address:	

Auditor	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Part III: Offering Information

Offering Information		
Expected effective date of SPAC registration statement:		
Expected date of initial trading on TXSE:		
Expected closing date of offering:		
Will the offering settle "Regular Way" on a T+1 basis?	☐ Yes	☐ No
If "No", will the security be listed and traded in a "When Issued" trading market.	☐ Yes	☐ No
Will the stock certificates contain any restrictive legends?	☐ Yes	☐ No
If "Yes", please describe the nature of the restrictions, the number of shares affected, and whether the restriction is based on securities laws, lock-up agreements, or other contractual or operational constraints:		

Part IV: Security-Specific Information

	Primary Issue	Additional Issue	Additional Issue
Marketplace Effective Date			
Date all legal filings were or are anticipated to be effective			
Date of approval for the action(s) by the Board of Directors			
Date of approval for the action(s) by the shareholders			
Anticipated date of closing			
Effective date of charter amendment			
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Number of Votes per Share:			
Anticipated Shares Outstanding after the Offering:			
Anticipated Round Lot Shareholders after the Offering:			
Anticipated Beneficial Shareholders after the Offering:			
Unit Components:			
Timing of Unit Separation:			
Trading Symbol:			
DRS Eligible:	☐ Yes	**☐ No**	
Is the Security Book Entry Only?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No

For Mergers	
Price per Security:	

Number of Securities Outstanding Immediately prior to the Merger:	
Plus Minimum Number of Securities Expected to be issued in the merger by the Company:	
Total Number of Securities Outstanding for the combined company immediately after the Merger:	
Less Total Number of Securities Held by Insiders and/or Restricted Under TXSE Rule 16.002(a)(22) Outstanding Immediately After the Offering, Not Included Above:	
Total Number of Unrestricted Publicly Held Securities Outstanding Immediately After the Merger:	
Confirm the Minimum Number of Unrestricted Round lot Holders:	

For American Depositary Shares (ADS)		
Name of Depositary Bank:		
Confirm that the ADS have been issued in a sponsored program:	☐ Yes	☐ No
Provide the ratio of Underlying Shares:		
Total number of Underlying Shares Outstanding After Offering:		
Total number of Underlying Shares Sold in the Offering:		

Underwriter	
Lead Underwriter(s):	
Joint Bookrunners:	

TXSE TEXAS STOCK EXCHANGE

Part V: SPAC Information

For SPACs		
Is the Company a SPAC completing a business combination that will result in a change of control?	☐ Yes	☐ No
Does/will the post-merger company have a new outside legal counsel that is different than the current SPAC outside counsel listed above? If yes, please provide post-merger outside legal counsel contact information above.	☐ Yes	☐ No
Target company name:		
Target Company Ticker Symbol (if applicable):		
Will the Company deposit at least 90% of the gross proceeds in an account in accordance with Supplementary Material .02(a) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to complete the business combination within the time frame prescribed by Supplementary Material .02(b) to TXSE Rule 16.101?	☐ Yes	☐ No
Will the business combination be approved by a majority of the Company's independent directors?	☐ Yes	☐ No
Does the Company plan to have the combination approved by a majority of the shares of common stock voting the meeting at which the combination is being considered?	☐ Yes	☐ No
Do the Company's shareholders have the right to convert their shares in accordance with Supplementary Material .02(d) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to file and furnish a proxy or information statement and provide all shareholders the opportunity to redeem their shares (on a pro-rata basis) pursuant to a tender offer?	☐ Yes	☐ No
Does the Company confirm that the Company's prospectus does not provide for the use of trust funds for any purpose other than the purchase of an operating business including the repurchase of Company stock?	☐ Yes	☐ No
If no, please describe any other permitted uses:		

Part VI: Board Member Information

Provide each board member's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).							
Name	**Age**	**Indep.**	**Compensation Committee**	**Nominating Committee**	**Audit Committee**	**Financially Sophisticated**	**Financial Expert**
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐

Part VII: Regulatory Review

Regulatory Proceedings/Litigation	
1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceedings commenced within the past 10 years:	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or	
c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.	
d. in connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.	

2. With respect to current executive officers, directors and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceeding	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.	

Note 1: Questions 1 and 2 should be interpreted broadly and should include matters that relate to trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, director and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Note 2: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Additional Information
Upon review of the information provided by the applicant, TXSE may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation. **The applicant should notify TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while the application is pending.**

Other
Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority?	☐ Yes	☐ No
	Date of SEC effectiveness:	
If yes, please provide a copy of the complete filing and include comments from the SEC or appropriate regulatory authority and the Company's responses thereto.	Date cleared all SEC comments:	
Is the applicant now filing or has it at any time in the past filed reports with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act?	☐ Yes	☐ No
If "Yes", please explain		
Please indicate whether or not the Company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer or otherwise.	☐ Yes	☐ No
If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing		
Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.		

Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.	☐ Yes	☐ No
If yes, please describe this structure		

Discretionary Authority
The fact that an applicant may meet TXSE's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the TXSE Listing Rules, TXSE reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

Part VIII: Supporting Documentation

In addition to a completed Listing Application, prior to approval, TXSE will require additional information and supporting documentation. The table below lists the specific documents TXSE will require prior to approval of your application. Required documentation must be provided prior to approval but is not required at the time of original submission.

Additional Documents Required
Listing Agreement
Logo Submission Form
Corporate Governance Certification Form
Regulatory Correspondence over the past 12 months
Shareholder Confirmation Documents/Underwriters Representation
Form 8-A Draft
Certificate of Good Standing
Company Event Notification
Other

PLEASE NOTE
In addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

Part IX: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, the code of conduct requirement, and the annual meeting requirement, set forth in TXSE Rules 16.405(b), (d) and (e), 16.406, and 16.408, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in TXSE Rule Series 17.000 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Exchange Act.

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	Title:
Name:	Date:

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

Exhibit C: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC ("TXSE" or the Exchange") to obtain, directly or through a third-party service provider (including, without limitation, the Company's transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company's securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit D: Company Logo Submission

In order to help investors recognize companies listed on the Texas Stock Exchange LLC ("TXSE"), TXSE uses company logos, where appropriate, instead of trading symbols. Company logos may be included in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being a TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding a company in connection with TXSE. Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact listings@txse.com.

General Information
File Format • Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines. • Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG or JPEG.
Color image and Black & White image Ideally, two separate files should be submitted: **1.** 4-color (CMYK) logo. **2.** One-color black & one-color white logo with no tints or screens (i.e., 100% black, no gray).
Logo Usage / Branding Guidelines • All required registered marks, trademarks and service marks should be part of the logo artwork. • Corporate tag lines cannot be part of the logo artwork. • Please submit any logo usage guidelines along with your logos. • For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution. • PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e., app icon).

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

TXSE Original Listing Application
Listing of a new class of securities by a listed company

This listing application is required for the listing of a new class of securities that has previously been approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

How to Use This Application:

- Complete **all Parts I–VII** of the application.
- If a question does not apply, indicate **"N/A"**.
- Attach all required supporting documents listed below.
- All certifications must be executed by a duly authorized officer or representative.
- Application submission does **not** constitute listing approval or authorization to commence trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date

Supporting Documents (If Applicable to your listing type)	
Shareholder Confirmation Documents/Underwriters Representation	☐
Draft Registration Statement and related SEC correspondence	☐
Certificate of Good Standing (if applicable)	☐

All applications will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com.

Part I: Corporate Information

General Information	
Date:	
Company Name (the "Company"):	
Address of Principal Executive Offices:	
City/Province:	
State:	

Zip/Postal Code:		
Country:		
Phone:		
Website:		
State of Incorporation:		
Country of Incorporation:		
Date of Incorporation:		
Date of Fiscal Year End:		
SEC File Number:		
Central Index Key (CIK) Code:		
Foreign Private Issue:	☐ Yes	☐ No
Is the applicant now filing or has it at any time in the past filed reports under Regulation A by the Securities and Exchange Commission mandated under the JOBS Act?	☐ Yes	☐ No
Company Description:		

Part II: Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Company Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Company Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Billing Contact	
Name:	**Phone:**
Title:	**Email:**
Billing Address:	

Auditor	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

TEXAS STOCK EXCHANGE

Part III: Offering Information

Offering Information		
Type of Offering:	☐ Initial Public Offering ☐ Direct Listing ☐ Spin-Off	
Expected effective date of registration statement:		
Expected date of initial trading on TXSE:		
Expected closing date of offering:		
Will the offering settle "Regular Way" on a T+1 basis?	☐ Yes	☐ No
If "No", will the security be listed and traded in a "When Issued" trading market.	☐ Yes	☐ No
Will the stock certificates contain any restrictive legends?	☐ Yes	☐ No
If "Yes", please describe the nature of the restrictions, the number of shares affected, and whether the restriction is based on securities laws, lock-up agreements, or other contractual or operational constraints:		

TXSE TEXAS STOCK EXCHANGE

Part IV: Security-Specific Information

	Primary Issue	Additional Issue	Additional Issue
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Number of Votes per Share:			
Anticipated Shares Outstanding after the Offering:			
Anticipated Round Lot Shareholders after the Offering:			
Anticipated Beneficial Shareholders after the Offering:			
Unit Components:			
Timing of Unit Separation:			
Trading Symbol:			
DRS Eligible:	☐ Yes		☐ No
Is the Security Book Entry Only?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No

For American Depositary Shares (ADS)		
Name of Depositary Bank:		
Confirm that the ADS have been issued in a sponsored program:	☐ Yes	☐ No
Provide the ratio of Underlying Shares:		
Total number of Underlying Shares Outstanding After Offering:		
Total number of Underlying Shares Sold in the Offering:		

Underwriter	
Lead Underwriter(s):	
Joint Bookrunners:	

Part V: Regulatory Review

Regulatory Proceedings/Litigation	
1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceedings commenced within the past 10 years:	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or	
c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.	

d. in connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.	
2. With respect to current executive officers, directors and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceeding	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.	

Note 1: Questions 1 and 2 should be interpreted broadly and should include matters that relate to trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, director and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Note 2: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Additional Information
Upon review of the information provided by the applicant, TXSE may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation. **The applicant should notify TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while the application is pending.**

Other		
Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.		
Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority?	☐ Yes	☐ No
	Date of SEC effectiveness:	
If yes, please provide a copy of the complete filing and include comments from the SEC or appropriate regulatory authority and the Company's responses thereto.	Date cleared all SEC comments:	
Is the applicant now filing or has it at any time in the past filed reports with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act?	☐ Yes	☐ No
If "Yes", please explain		
Please indicate whether or not the Company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer or otherwise.	☐ Yes	☐ No
If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing		

Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.		
Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.	☐ Yes	☐ No
If yes, please describe this structure		

Discretionary Authority
The fact that an applicant may meet TXSE's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the TXSE Listing Rules, TXSE reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

Part VI: Supporting Documentation

In addition to a completed Listing Application, prior to approval, TXSE will require additional information and supporting documentation. The table below lists the specific documents TXSE will require prior to approval of your application. Required documentation must be provided prior to approval but is not required at the time of original submission.

Additional Documents Required
Shareholder Confirmation Documents/Underwriters Representation
Draft Registration Statement and related SEC correspondence
Certificate of Good Standing
Other

PLEASE NOTE
In addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited

to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

Part VII: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company’s listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, the code of conduct requirement, and the annual meeting requirement, set forth in TXSE Rules 16.405(b), (d) and (e), 16.406, and 16.408, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in TXSE Rule Series 17.000 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Exchange Act.

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

Exhibit C: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC ("TXSE" or the Exchange") to obtain, directly or through a third-party service provider (including, without limitation, the Company's transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company's securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

Exhibit D: Company Logo Submission

In order to help investors recognize companies listed on the Texas Stock Exchange LLC ("TXSE"), TXSE uses company logos, where appropriate, instead of trading symbols. Company logos may be included in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being a TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding a company in connection with TXSE. Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact listings@txse.com.

General Information
File Format • Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines. • Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG or JPEG.
Color image and Black & White image Ideally, two separate files should be submitted: **1.** 4-color (CMYK) logo. **2.** One-color black & one-color white logo with no tints or screens (i.e., 100% black, no gray).
Logo Usage / Branding Guidelines • All required registered marks, trademarks and service marks should be part of the logo artwork. • Corporate tag lines cannot be part of the logo artwork. • Please submit any logo usage guidelines along with your logos. • For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution. • PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e., app icon).

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

TXSE Symbol Reservation

Texas Stock Exchange LLC ("TXSE") participates in the National Market System Symbology Plan (the "Plan") for the selection and use of 1-5 character root symbols, as governed by the Intermarket Symbols Reservation Authority ("ISRA"). Under the Plan, each issuer can reserve one symbol, and the issuer must reasonably expect to use the symbol within 24 months of reservation.

All market participants benefit from a uniform symbology plan and, as a member of ISRA, TXSE will work with the U.S. Securities and Exchange Commission and industry participants to develop and maintain a plan that promotes fair competition, reduces programming and operational complexity and upholds the interests of listed issuers and market participants. The latest information about ISRA and a copy of the NMS Symbology Plan is available on The Options Clearing Corporation's ("The OCC") website at http://www.theocc.com/clearing/industry-services/isra.jsp. The OCC acts as the ISRA processor for the National Market System Plan.

A trading symbol is provided to the company for the limited purpose of identifying the company's security in authorized quotation and trading systems. TXSE reserves the right, in its sole and final discretion, to assign, rescind or reassign any trading symbol at any time.

For additional questions on reserving or changing a symbol for trading on TXSE, please contact: symbols@txse.com.

How to Use This Form:

- Complete **all Parts I–IV** of the application.
- If a question does not apply, indicate **"N/A"**.
- Companies seeking initial listing on TXSE must complete this form in its entirety.
- Current TXSE listed companies requesting a symbol change pursuant to TXSE Rule 16.207(e)(3)(A) must complete Parts I and III of this form.

All Applications and Forms will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com.

Part I: Corporate Information

General Information	
Date:	
Company Name (the “Company”):	
Address of Principal Executive Offices:	
City/Province:	
State:	
Zip/Postal Code:	
Country:	
Phone:	
Website:	
Date of Fiscal Year End:	
SEC File Number:	
Central Index Key (CIK) Code:	

Part II: Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Symbol Request Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

TXSE
TEXAS STOCK EXCHANGE

Part III: Symbol Request

Symbol Requested Plus Two Alternates	
Symbol 1	
Symbol 2	
Symbol 3	

Part IV: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	Title:
Name:	Date:

TXSE
TEXAS STOCK EXCHANGE

TXSE Listing Application
Transfer from a National Securities Exchange or OTC Quotations/ Uplisting

Instructions: Please complete all parts of this form and attach the corresponding supporting documents. If an item is not applicable, indicate N/A.

Supporting Documents (Please mark the boxes to track attachments)	
Listing Agreement	☐
Logo Submission Form	☐
Corporate Governance Certification Form	☐
Form 8-A Draft	☐
Transfer Agent Report of Round Lot Holders	☐
Regulatory Correspondence over the past 12 months	☐
Certificate of Good Standing	☐

Part I: Corporate Information

General Information	
Date:	
Company Name (the "Company"):	
Address of Principal Executive Offices:	
City/Province:	
State:	
Zip/Postal Code:	
Country:	
Phone:	
Website:	
State of Incorporation:	
Country of Incorporation:	
Date of Incorporation:	

Date of Fiscal Year End:		
SEC File Number:		
Central Index Key (CIK) Code:		
Is this transfer from a National Securities Exchange?	☐ Yes	☐ No
Is this transfer not from a National Securities Exchange?	☐ Yes	☐ No
Foreign Private Issue:	☐ Yes	☐ No
DRS Eligible:	☐ Yes	☐ No
Is this company a SPAC?	☐ Yes	☐ No
Is the applicant now filing or has it at any time in the past filed reports under Regulation A by the Securities and Exchange Commission mandated under the JOBS Act?	☐ Yes	☐ No
Company Description:		
If this is a Transfer from a non-national exchange, is this company seeking to list in connection with a TXSE-listed entity wherein the TXSE-listed entity is acquired by the Company, a new SEC registrant?	☐ Yes	☐ No
If yes, identify the TXSE-listed entity:	Name:	Primary Trading symbol:

Part II: Corporate Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Company Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Company Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Billing Contact	
Name:	**Phone:**
Title:	**Email:**
Billing Address:	

Auditor	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Part III: Transfer Details

Listing Information		
Expected Date of Listing on TXSE:		
Current Trading Symbol:		
Current Market:		
Board Approval Received:	☐ Yes	☐ No
Is the Company seeking to transfer in connection with any of the following transactions or corporate actions:	☐ Merger or Acquisition ☐ Reverse Merger ☐ Recapitalization/Restructuring ☐ Reincorporation	☐ Secondary Offering ☐ Private Placement ☐ Forward/Reverse Stock Split ☐ Other
If yes, please describe the transaction:		
If the Company is transferring and listing in connection with an offering or capital raise, please list all underwriters and/or placement agents:	**Lead Underwriter:**	
	Joint Bookrunners:	
	Placement Agent:	

Security Information	Primary Issue	Additional Issue	Additional Issue
Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Votes per Share:			
Shares Authorized, As of:			
Shares Outstanding, As of:			
Shares in Treasury, As of:			
Round Lot Holders, As of:			

Beneficial Holders, As of:			
Unrestricted Publicly Held Shares:			
Total Shareholders:			
Average Monthly Trading Volume:			
Unit Components:			
Timing of Unit Separation:			
Is the Security Book Entry Only?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No
Will the stock certificates contain any restrictive legends?	☐ Yes		☐ No
If "Yes", please describe the nature of the restrictions, the number of shares affected, and whether the restriction is based on securities laws, lock-up agreements, or other contractual or operational constraints:			

For American Depositary Shares (ADS)		
Depositary Bank:		
Confirm that the ADS have been issued in a sponsored program:	☐ Yes	☐ No
Provide the ratio of Underlying Shares:		

For Transfers in Connection with Offerings		
Is the Company listing in conjunction with a public offering?	☐ Yes	☐ No
Type of offering:		
Expected effective date of registration statement:		
Number of shares outstanding immediately prior to the offering:		
Plus: Number of shares expected to be sold in the offering:		
Minus: Total number of securities held by insiders and/or restricted under TXSE Rule 16.002(a)(22) outstanding immediately after the offering:		
Total expected number of unrestricted publicly held shares upon listing and completion of the offering:		

Part IV: SPAC Information

For SPACs		
Will the Company deposit at least 90% of the gross proceeds in an account in accordance with Supplementary Material .02(a) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to complete the business combination within the time frame prescribed by Supplementary Material .02(b) to TXSE Rule 16.101?	☐ Yes	☐ No
Will the business combination be approved by a majority of the Company's independent directors?	☐ Yes	☐ No
Does the Company plan to have the combination approved by a majority of the shares of common stock voting the meeting at which the combination is being considered?	☐ Yes	☐ No
Do the Company's shareholders have the right to convert their shares in accordance with Supplementary Material .02(d) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to file and furnish a proxy or information statement and provide all shareholders the opportunity to redeem their shares (on a pro-rata basis) pursuant to a tender offer?	☐ Yes	☐ No
Does the Company confirm that the Company's prospectus does not provide for the use of trust funds for any purpose other than the purchase of an operating business including the repurchase of Company stock?	☐ Yes	☐ No
If no, please describe any other permitted uses:		

Part V: Board Member Information

Provide each board member's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).

Name	Age	Indep.	Compensation Committee	Nominating Committee	Audit Committee	Financially Sophisticated	Financial Expert
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐

		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐

Part VI: Regulatory Review

Regulatory Proceedings/Litigation	
1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceedings commenced within the past 10 years:	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or	
c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.	

d. in connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.	
2. With respect to current executive officers, directors and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceeding	
a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. **in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.**	
3. Describe and provide all documents related to any allegations of fraud or other misconduct brought to the attention of the Company's management, Board of Directors or Audit Committee related to: **a. the activities of the Company or its management, employees, Board members or outside advisors and consultants;** **b. the preparation of, or any disclosure made in, the Company's filings with the Securities and Exchange Commission;** **c. the Company's internal control over financial reporting. This request encompasses, but is not limited to, any such allegation that can be construed as "whistleblowing" whether by the Company's employees, its independent audit firm or others.**	

Note 1: Questions 1 and 2 should be interpreted broadly and should include matters that relate to trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, director and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Note 2: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Additional Information

Upon review of the information provided by the applicant, TXSE may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

The applicant should notify TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while the application is pending.

Other		
Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.		
Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority?	☐ Yes	☐ No
	Date of SEC effectiveness:	
If yes, please provide a copy of the complete filing and include comments from the SEC or appropriate regulatory authority and the Company's responses thereto.	Date cleared all SEC comments:	
Please indicate whether or not the Company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer or otherwise.	☐ Yes	☐ No
If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing		

Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.		
Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.	☐ Yes	☐ No
If yes, please describe this structure		

Discretionary Authority
The fact that an applicant may meet TXSE's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the TXSE Listing Rules, TXSE reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

Part VII: Supporting Documentation

In addition to a completed Listing Application, prior to approval, TXSE will require additional information and supporting documentation. The table below lists the specific documents TXSE will require prior to approval of your application. Required documentation must be provided prior to approval but is not required at the time of original submission.

Additional Documents Required
Listing Agreement
Logo Submission Form
Corporate Governance Certification Form
Form 8-A Draft
Registration Statement and related SEC correspondence

Shareholder Confirmation Documents (Non-National Exchange)
Regulatory Correspondence over the past 12 months (Non-National Exchange)
Certificate of Good Standing

PLEASE NOTE
In addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

Part VIII: Affirmation

AUTHORIZATION **I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.**	
Signature:	**Title:**
Name:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, the code of conduct requirement, and the annual meeting requirement, set forth in TXSE Rules 16.405(b), (d) and (e), 16.406, and 16.408, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in TXSE Rule Series 17.000 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Exchange Act.

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

Exhibit C: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC ("TXSE" or the Exchange") to obtain, directly or through a third-party service provider (including, without limitation, the Company's transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company's securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit D: Company Logo Submission

In order to help investors recognize companies listed on the Texas Stock Exchange LLC ("TXSE"), TXSE uses company logos, where appropriate, instead of trading symbols. Company logos may be included in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being a TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding a company in connection with TXSE. Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact listings@txse.com.

General Information
File Format • Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines. • Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG or JPEG.
Color image and Black & White image Ideally, two separate files should be submitted: **1.** 4-color (CMYK) logo. **2.** One-color black & one-color white logo with no tints or screens (i.e., 100% black, no gray).
Logo Usage / Branding Guidelines • All required registered marks, trademarks and service marks should be part of the logo artwork. • Corporate tag lines cannot be part of the logo artwork. • Please submit any logo usage guidelines along with your logos. • For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution. • PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e., app icon).

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

Dividend/Distribution/Interest Payment Form

Instructions: Please complete all parts of this form. In Part II only fill out the individual sections that are relevant to the specific type of event being reported on this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

Part I: Corporate Information

General Information	
Date:	
Company Name (the "Company"):	
Symbol(s):	

TXSE will conduct all communications with respect to the Company with the designated primary applicant.

Primary Contact	
Name:	Title:
Phone:	Email:
U.S. Business Hours Contact (if Company is located outside of the U.S.):	

Alternate Contact	
Name:	Title:
Phone:	Email:
U.S. Business Hours Contact (if Company is located outside of the U.S.):	

Part II: Security Information

	Issue	Additional Issue	Additional Issue
Issue Name:			
Issue Symbol:			
Issue Type:			
Sub-Issue Type:			
CUSIP:			
Is this security listed on another market or exchange?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No

If you answered yes, please provide details below, including information about any ex-date ruling made or expected by the other market(s).

TEXAS STOCK EXCHANGE

Cash Dividend / Distribution

	Issue	Additional Issue	Additional Issue
Declaration Date:			
Record Date:			
Distribution Date:			
Gross Amount of Cash Per Share:			
Currency:			
Public Disclosure Date:			
Payment Frequency:			
Is the distribution a "Qualified Dividend" as defined under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No

If the dividend is classified as "special" or "other", please explain. Please note if a dividend is marked as special the Company's public disclosure should indicate this fact. Provide any pending conditions which must be met for this distribution to become effective (e.g., shareholder approval, government approval, SEC registration). Also, provide any other pertinent information about this dividend.

Non-Cash Dividend / Distribution (Stock Dividend / Forward Stock Split)

	Issue	Additional Issue	Additional Issue
Declaration Date:			
Record Date:			
Distribution Date:			
Public Disclosure Date:			
Currency:			
Stock/Ratio/Split Per Share:			
Is the distribution a "Qualified Dividend," as defined under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No
Pre-split total shares outstanding (excluding treasury stock):			
Post-split total shares outstanding (maximum):			
Does split result in a change of par value?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No
Current Par Value:			
New Par Value:			
Method of settling fractional shares (e.g.,			

cash-in-lieu, dropping, rounding up, rounding down):			

Explain any pending conditions which must be met for the transaction to become effective.

Spin-Off

	Issue	Additional Issue	Additional Issue
Declaration Date:			
Record Date:			
Distribution Date:			
Public Disclosure Date:			

What is the name of the entity being distributed (spin-off company)?	
How many shares of the "spin-co" will be issued for each share of the parent company held?	
Will the spin-off company be publicly traded and/or listed?	☐ Yes ☐ No
What is the expected effective date of the registration statement for the spin-off company?	
What is the expected value of the spin-off company on a per share basis?	

Enter any comments below that may help TXSE process this request.

Rights Offering

	Issue	Additional Issue	Additional Issue
Declaration Date:			
Record Date:			
Distribution Date:			
SEC Effective Date:			
Expiration Date:			
Public Disclosure Date:			
Transferable?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No

Maximum number of underlying shares to be issued upon exercise of the rights?	
Is this a dilution protection/shareholder rights plan (i.e. Poison Pill)?	
How many rights are being distributed on a per share basis?	

What does each right entitle the holder to purchase and at what subscription price? Also, provide any other pertinent information about this dividend.

Interest Payment

	Issue	Additional Issue	Additional Issue
Declaration Date:			
Record Date:			
Distribution Date:			
Interest Payment Per Unit:			
Currency:			
Interest Payment:			

If this interest payment is classified as "special" or "other", please explain. Provide any pending conditions which must be met for this payment to become effective (e.g., shareholder approval, government approval, SEC registration). Also, provide any other pertinent information about this payment.

Part III: Supporting Documentation

To facilitate the review process, please submit supporting documentation as soon as possible. You can submit additional documentation for your application at any time during the review process.

Part IV: Affirmation

AUTHORIZATION **I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.**	
Signature:	**Title:**
Name:	**Date:**

Company Event Notification

Instructions: Please complete all parts of this form. In Part II, only fill out the individual sections that are relevant to the specific type of event being reported on this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

If any questions arise during the completion of this form, please contact regulation@txse.com.

Part I: Corporate Information

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A

General Information	
Date:	
Company Name (the "Company"):	

Part II: Corporate Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Company Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Company Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Transfer Agent (If Applicable)	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Part III: Type Of Change

The information required by the exchange varies depending on the type of event being reported. Multiple events may be reported in one form provided that the effective date for these changes is the same.

Is the Company reporting a change on this form in conjunction with a Listing Application for a Company Conducting a Business Combination that Results in a Change in Control?	☐ Yes	☐ No
If "Yes", please note that this Company Event Notification Form is not required to be submitted. Only the Listing Application for a Change of Control transaction is required.		

1. Change in Company Name	
Form Submission Deadline:	**The form and all supporting documentation must be received no later than 10 calendar days after the change.**
Current Company Name:	
New Company Name:	
Note: A new listing Agreement reflecting the Company's new name must also be completed when submitting a name change.	

2. Change in Trading Symbol, CUSIP, Security Type, Par Value and/or Underlying Index/Portfolio/Reference Asset		
Form Submission Deadline:	**The form and all supporting documentation must be received no later than 10 calendar days after the change.**	
	Current	**New**
Issuer Name:		
Symbol:		
CUSIP:		
Security Type:		
Par Value:		
Par Value Currency:		
Underlying Index/Portfolio/Reference Asset:		
***For a change in trading symbol, if a symbol reservation request has not already been submitted, TXSE recommends that the Company complete and submit a Symbol Reservation Request prior to submission of this form.**		

3. Change in Place of Incorporation or Organization		
Form Submission Deadline:	**The form and all supporting documentation must be received as soon as practicable after such event has been implemented.**	
	Current	**New**
State:		
Country:		
Has the Company filed new articles of incorporation with the applicable state or country regulatory body?	☐ Yes	☐ No
If “Yes”, please provide the name of the regulatory body, filing date and date of filing:		

4. Reverse Stock Split	
Form Submission Deadline:	**The form and all supporting documentation must be received by 12:00 p.m. ET 10 calendar days prior to the proposed market effective date.**

Please refer to TXSE Rule 16.207(e)(7) regarding requirements for effecting a reverse stock split.

A Company conducting a reverse split is required to notify TXSE of the reverse split no later than 12 p.m. ET at least 10 calendar days prior to the proposed market effective date of the split, in accordance with TXSE Rule 16.207(e)(7). The Company is also required to provide TXSE with a copy of their draft public disclosure within the same time frame. Further, the Company must provide, in accordance with TXSE Rule 16.207(b)(4), public disclosure of the reverse split no later than 12 p.m. ET at least two business days prior to the proposed market effective date of the reverse split, and notice of such disclosure to TXSE’s Regulation Department, at least 10 minutes prior to public announcement if the public release of the material information is made during System Hours. If the public release of this information is made outside of System Hours, the company must notify TXSE’s Regulation Department of the material information at least 10 minutes prior to the start of System Hours. The prior notice of this disclosure must be made to TXSE’s Regulation Department through the electronic disclosure submission system available at TXSE’s website, except in emergency situations, when notification may instead be provided by telephone or facsimile. TXSE will not process the reverse split until the above requirements have been satisfied.

Note: A new CUSIP number is required for a reverse stock split prior to the effective date. The new CUSIP number must be made eligible at The Depository Trust Company (“DTC”). The issuer’s transfer agent should reach out to DTC directly to ensure this is secured in a timely manner prior to the anticipated effective date. Evidence of eligibility confirmation from DTC must be uploaded with submission of this form. Please consult with DTC directly (mandatoryreorgannouncements@dtcc.com) regarding timing of eligibility to ensure confirmation can be provided in advance of the market effective date and submitted no later than 12:00 p.m. ET at least five business days prior to the proposed market effective date, as outlined in the rule.

Reverse Stock Split Details		
Issue Symbol:		
Issue Description:		
Pre-Split CUSIP:		
Post-Split CUSIP:		
Date DTC Made New CUSIP Eligible:		
Stock Split Ratio:		
Pre-Split TSO:		
Pre-Split TSO (maximum):		
Pre-Split par value:		
Post-Split par value:		
Method of setting fractional shares:		
Post-Split insider holding amount:		
Post-Split number of publicly held shares:		
Post-Split number of total/public shareholders:		
Does the reverse stock split impact any other related securities that are publicly traded?	☐ Yes	☐ No
Explain any conditions which must be met for the transaction to become effective (e.g., board or shareholder approval, amendment to articles of incorporation, etc.):		
When will the final details of the reverse split be disclosed via a Regulation FD compliant method?		

5. Other Type of Substitution Listing Event		
Form Submission Deadline:	**The form and all supporting documentation must be received no later than 15 calendar days prior to the implementation of such event.**	
Describe the type of Issuance/reason for change and the expected effective date:		
Explain any conditions which must be met for the transaction(s) to become effective:		
Specify the details pre and post transaction:		
Are there any changes to the voting rights or equity participation rights associated with this transaction?	☐ **Yes**	☐ No

TXSE
TEXAS STOCK EXCHANGE

6. Event Requiring an Updated Corporate Governance Certification or Listing Agreement	
Briefly describe the reason for the update (e.g., ceased being a controlled company, no longer a foreign private issuer).	

7. Annual ETP Certification	
Issuer Name:	
Symbol:	
CUSIP:	
Security Type:	
Fiscal Year End Date:	
☐ Certification: By selecting this box, I hereby certify that for the fiscal year end above that the Company has discovered no instances of material non-compliance with the description of the fund's portfolio and limitations on fund portfolio holdings described in the fund's 19b-4 application, other than those instances for which the fund has (a) previously notified TXSE and/or (b) regained compliance within the applicable cure or compliance period.	

8. Quarterly ETP Data Uploads		
Issuer Name:		
Symbol:		
CUSIP:		
Security Type:		
Fiscal Year End Date:		
Quarterly Upload Due Date:		
***Please attach the component list file with this completed form.**		

9. Annual Certification for Exchange Traded Fund Shares	
Issuer Name:	
Symbol:	

CUSIP:	
Security Type:	
Fiscal Year End Date:	
☐ **Certification: By selecting this box, I hereby certify that as of the fiscal year end above, each Fund included in this form (as indicated by the checking of the box) complies with the conditions of Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") and has discovered no instances of material non-compliance with the conditions of Rule 6c-11, other than those instances for which each fund has (a) previously notified TXSE and/or (b) regained compliance within the applicable cure or compliance period.**	

Section 10. CUSIP Information			
Has the company obtained a new CUSIP number as a result of the change(s) being reported?	☐ Yes	☐ No	☐ Do Not Know
If you answered "NO" above, please provide confirmation that the Company has advised the CUSIP Service Bureau of the pending change(s) and has confirmed that a new CUSIP is not necessary.			
If you answered "DO NOT KNOW" above, please contact the CUSIP Service Bureau at 212-438-6500 to advise them of the pending change and determine if a new number is necessary.			
For more information, please contact the CUSIP Service Bureau at 212-438-6500.			
Comments			
Please provide any additional information that may help TXSE Regulatory Staff			

Part IV: Event-Specific Information

Please provide the following dates, as applicable.	
Effective Date:	
Date all legal filings were or are anticipated to be effective:	
Date of approval for the event(s) by the Board of Directors:	
Date of approval for the event(s) by shareholders:	
Anticipated date of closing:	
Effective date of charter amendment	

Part V: Supporting Documentation

To facilitate the review process, please provide the following information and attach any supporting documentation, as applicable.	
If the event resulted in the Company receiving a new SEC File Number, please provide:	
If the event resulted in the Company receiving a new Central Index Key (CIK) code, please provide:	
If a new CUSIP was not required in this instance, please provide confirmation that the Company has advised the CUSIP Service Bureau of this change and confirmed that a new CUSIP was not necessary. A confirmation is required for all changes, except trading symbol changes.	

Part IV: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	Title:
Name:	Date:

TXSE
TEXAS STOCK EXCHANGE

Listing of Additional Shares

Instructions: Please complete all parts of this form. If an item is not applicable, indicate N/A. Attach additional sheets if necessary.

Part I: Corporate Information

General Information	
Date:	
Company Name (the "Company"):	
Is the Company a Foreign Private Issuer?	☐ Yes ☐ No
If yes, is the company relying on home country practice for this transaction?	☐ Yes ☐ No
If yes, provide date of home country practice attestation letter (if an attestation has not previously been provided to TXSE, please attach attestation at the end of this form).	

Part II: Corporate Contacts

TXSE will conduct all communications with respect to the applicant with the designated primary applicant.

Primary Contact		
Name:	Title:	
Phone:	Email:	
U.S. Business Hours Contact (if located outside of the U.S.):		

Alternate Contact		
Name:	Title:	
Phone:	Email:	
U.S. Business Hours Contact (if located outside of the U.S.):		

Outside Legal Counsel		
Firm Name:	Contact Name:	
Phone:	Email:	
U.S. Business Hours Contact (if located outside of the U.S.):		

Part III: General Information

General Information	
Symbol:	
CUSIP:	
Security Class and Description:	
Pre-transaction Total Shares Outstanding, excluding Treasury Shares:	

As of (mm/dd/yy):	
Reported in SEC Form Type:	

Provide a brief description of the transaction, including the use of proceeds (if applicable):

Select the box(es) below that best describe the nature of the transaction.

☐ Acquisition/Merger

☐ Adoption/Amendment to Equity Compensation Plan

☐ Dividend Reinvestment Plan

☐ Employee Savings, Stock Purchase or 401(k) Plan

☐ Equity Award Repricing or Similar Action

☐ Exchange Offer

☐ Inducement Grant

☐ Litigation Settlement

☐ Private Placement

☐ Professional Services Agreement

☐ Public Offering

☐ Recapitalization

☐ Rights Offering (other than a Poison Pill)

☐ Other (provide separate detailed explanation)

Shares offered by Company (including shares underlying convertible securities):	
Shares sold by selling shareholders:	
Maximum number of shares to be offered:	
Is this a change of control under TXSE Rule 16.412(b)?	☐ Yes ☐ No
Provide the name of the placement agent or underwriter (if any) as well as any fees paid to them in common stock or securities convertible into common stock in the transaction.	
Are there any contingencies that would result in the issuance of additional shares not included above	☐ Yes ☐ No

(such as earn-out payments, anti-dilution adjustments, price protection, reset or other similar provision)?	
Are any of the securities to be issued convertible or exercisable into common stock?	☐ Yes ☐ No
Is the maximum number of shares issuable under the contingency calculable?	☐ Yes ☐ No
Are the securities future priced securities? (Refer to Supplementary Material .04 to TXSE Rule 16.412 for a definition of future priced securities)	☐ Yes ☐ No

If applicable, please include the breakdown of all common stock or equivalents that can be issued as consideration, including any shares underlying each security that is convertible/exercisable into common stock and any shares assumed under equity compensation plans (inducement grants issued in accordance with TXSE Rule 16.412(c)(4) are excluded from this calculation), shares issued under new or amended equity compensation plans and any shares issuable in connection with the transaction as a result of contingencies such as earn-out payments, anti-dilution adjustments, price protection, reset or similar provisions as reflected above.

Does any officer, director, employee or consultant of the Company have a direct or indirect interest in the transaction (including as a selling shareholder or through an affiliated entity)?	
Does any shareholder who beneficially owns 5% or more of the Company have a direct or indirect interest in the transaction (including as a selling shareholder or through an affiliated entity)?	☐ Yes ☐ No
In connection with the transaction, will any party receive board nomination or designation rights?	☐ Yes ☐ No
If you answered Yes to any of the above questions, please explain below:	

Shareholder Information — Provide the name and percentage ownership of the largest shareholder (if greater than 5%) before and after the transaction, assuming the maximum number of shares is issued.		
	Before Transaction	After Transaction
Largest Shareholder Name:		
Percentage Beneficial Ownership (as calculated pursuant to Section 13(d) of the Exchange Act):		

Transaction Dates	
Date of Board Approval:	
Date of Shareholder Approval (if applicable):	
Date or Expected Date of Issuance:	

Part IV: Transaction Information

Acquisition/Merger	
Describe the company or assets being acquired:	
Can any shares or convertible securities be issued to any party other than the target or its shareholders in connection with the transaction?	☐ Yes ☐ No
Please explain:	
Is this a change of control resulting from a business combination under TXSE Rule 16.102(a)?	☐ Yes ☐ No
Has the company submitted an initial listing application for the post-merger entity?	☐ Yes ☐ No
Is there any equity financing(s) in connection with the acquisition, including to fund the cash portion of the consideration?	☐ Yes ☐ No
Will the Company assume any equity compensation plans of the target?	☐ Yes ☐ No
Will future equity awards be issued under assumed plans?	☐ Yes ☐ No
Were the assumed plans approved by target shareholders?	☐ Yes ☐ No
Will the Company assume any equity compensation awards issued outside of the assumed plans referred to in the questions above?	☐ Yes ☐ No
Please explain:	
Please make sure you included those shares in the maximum number of shares to be offered listed in General Information.	

Equity Compensation Arrangements	
Name of plan or plan amendment:	
For an amendment that increases the number of authorized shares in an existing plan, please provide:	
Plan shares before this amendment:	
Shares added by this amendment:	
Total plan shares:	
If the plan or amendment was not approved by shareholders, upon which exception to TXSE Rule 16.412(c) is the Company relying?	
Has (or will) the compensation committee or majority of independent directors approved the grant?	☐ Yes ☐ No
Explain why? If yes, specify the date of approval.	
Has or will the company issue a press release announcing the grant(s)?	☐ Yes ☐ No
Are the shares issued eligible to be registered on a Form S-8?	☐ Yes ☐ No
If Form S-8 eligible and shareholder approval is not being sought, please explain why shareholder approval under TXSE Rule 16.412(c) is not required.	

For an inducement grant, provide the date the offer of employment was accepted, or other agreement made, pursuant to which the inducement grant will be issued.	
For a repricing or other action that would have a similar effect, provide the reference in the plan or other governing document that gives the Company specific authority to act or indicate the date when shareholder approval was obtained.	

Private Placement/Public Offerings	
Date and time (or expected date) of definitive agreement or underwriting agreement:	
Provide the book value per share from the most recent SEC filing:	
Provide the sale price per share or conversion price:	
What is the use of proceeds?	
Will the sale price or conversion price be at least the greater of book and market value (closing price) of the common stock on the date and time provided in the first question?	☐ Yes ☐ No
If an officer, director or another insider is partaking in the transaction, is the price per share of common stock equal to or greater than the consolidated closing price immediately preceding the time the company entered into the binding agreement to issue the securities?	☐ Yes ☐ No
If the issuance is to an entity controlled by an officer, director, employee or consultant of the listed company, will it be accounted for under Generally Accepted Accounting Principles as equity compensation or result in the disclosure of compensation under the applicable provisions of Regulation S-K?	☐ Yes ☐ No ☐ N/A
If a security that is convertible into common stock is issued in the transaction, does it vote alongside the common such as on an "as converted basis"?	☐ Yes ☐ No ☐ N/A
Do the transaction documents contain any limitations on voting rights?	☐ Yes ☐ No
If yes, reference the relevant sections in the documents:	
In connection with the transaction, will any party receive board observation, nomination or designation rights?	☐ Yes ☐ No
If yes, provide the duration of time these rights will be in place and the "step-down" threshold at which such nomination or designation rights will no longer continue. If applicable, please reference the sections of the documents describing such rights.	
Are any proceeds from the private placement being used to fund the acquisition of the stock or assets of another company?	☐ Yes ☐ No
Name of the brokerage firm or placement agent (if any):	
Will any placement fees be paid in the Company's common stock or securities convertible into common stock?	☐ Yes ☐ No
If yes, please explain:	

Public Offerings under Supplementary Material .03 to TXSE Rule 16.412	
If this is a firm commitment underwritten offering, is it common stock only?	☐ Yes ☐ No
If yes, describe the type of underwriting agreement.	
Is the company conducting an "at the market offering", as defined in Rule 415 of the Securities Act?	☐ Yes ☐ No
Can the agent sell more than 5% of the offering in privately negotiated transactions rather than directly on TXSE?	☐ Yes ☐ No
Please note that TXSE may not deem this a public offering under Supplementary Material .03 to TXSE Rule 16.412.	
Is this a rights offering (including a poison pill)?	☐ Yes ☐ No
Is there a backstop or similar agreement to purchase unsold shares in the offering?	☐ Yes ☐ No
If yes, please attach a draft of the agreement.	
Does any officer, director, employee, consultant or shareholder who owns 5% or more of the company have a direct or indirect interest in the transaction other than participating in the rights offering on the same terms as all other participants?	☐ Yes ☐ No
If yes, please list these individuals and explain the interest they have in the transaction.	

Pre-Offering Public Float	
The Securities and Exchange Commission's Regulation M governs the activities of underwriters, issuers, selling security holders and others in connection with offerings of securities. Regulation M is designed to prohibit activities that could artificially influence the market for the offered security, based on measures such as the dollar value of the average daily trading volume and the company's public float. A company conducting a public offering should complete this section to update its public float, in order to avoid unnecessary trading restrictions being placed on the distribution of its securities. For purposes of this section, a company should determine its public float by subtracting from the non-diluted total shares outstanding shares owned by officers, directors and persons or entities with a 5% or greater ownership position ("affiliates"). Shares owned by affiliates do not include any convertible securities such as options, warrants, convertible notes and convertible preferred stock.	
CUSIP/CINS number:	
Shares held by affiliates pre-offering:	
Shares in the public float pre-offering:	
Date of public float calculation:	

Part V: Supporting Documentation

To facilitate the review process, please submit supporting documentation as soon as possible. You can submit additional documentation for your application at any time during the Listing of Additional Shares review process. Please note that the Exchange may also request additional information or documentation, public or non-public, deemed necessary to perform its review.

Part VI: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

TXSE – Shares Outstanding Change

This form is required for any change in the amount of an issuer's outstanding share count.

How to Use This Form:

- Complete **all Parts I–IV** of the form.
- If a question does not apply, indicate **"N/A"**.
- All certifications must be executed by a duly authorized officer or representative.
- Form submission does **not** constitute listing approval or authorization to commence trading.

All applications and forms will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com.

Part I: Corporate Information

General Information	
Date:	
Company Name (the "Company"):	

Part II: Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this form.

Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Part III: Transaction Information

Please provide the reason for the update and any context that will assist TXSE Reg staff in processing this form:

Transaction Details	
Issue Symbol:	
Issue Type:	
CUSIP:	
Number of Shares Authorized before the Change:	
Number of Shares Authorized after the Change:	
Number of Shares outstanding before the Change:	
Number of Shares outstanding after the Change:	
Effective Date of Change:	

Part IV: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	Title:
Name:	Date:

TXSE Original Listing Application
Exchange Traded Fund Shares (6c-11 ETFs)

This Exchange Traded Fund Shares application is required for the initial listing of an issuer or trust that has not previously been approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

Applicants seeking to list an additional series of an already-approved issuer, or to transfer a listed product to TXSE, should use the short-form version of this application.

How to Use This Application:

- Complete all Parts I–V of the application.
- If a question does not apply, indicate "N/A".
- Attach all required supporting documents listed below.
- All certifications must be executed by a duly authorized officer or representative.
- Application submission does not constitute listing approval or authorization to commence trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date.

Submission Checklist:

Due 10 Days Prior to Launch:
☐ Completed and Signed TXSE Listing Application (Parts I-V)
☐ All applicable Exhibits to this application
☐ Fund Prospectus/Information Sheet
☐ Index Description
☐ Board Resolutions Authorizing listing on TXSE
☐ Trust Agreement, Bylaws, and/or Articles of Incorporation
☐ Certificate of Good Standing
☐ CUSIP Confirmation
Due 5 Days Prior to Launch:
☐ LMM Finalization
Due 2 Days Prior to Launch:
☐ Effective Registration Statement (e.g., Form N-1A)
☐ Form 8-A

All applications will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com or ETP-Team@txse.com.

Part I: Corporate Information

General Information	
Date:	
Company/Trust Name (the “Company”):	
Address of Principal Executive Offices:	
Address Line 2:	
City/Province:	
State:	
Zip/Postal Code:	
Country:	
Phone:	
Website:	
State of Incorporation:	
Country of Incorporation:	
Date of Incorporation:	
Date of Fiscal Year End:	
SEC File Number:	
Central Index Key (CIK) Code:	
Board Meeting Schedule:	

TXSE
TEXAS STOCK EXCHANGE

Part II: Contacts

Please enter the primary contacts for each category, as applicable, below to support communication and processing of this application.

Issuer Primary Contact	
Name:	**Phone:**
Title:	**Email :**

Issuer Alternate Contact	
Name:	**Phone:**
Title:	**Email :**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email :**

Billing Contact	
Name:	**Phone:**
Title:	**Email :**
Billing Address:	

Investment Adviser	
Firm Name:	**Primary Contact:**
Phone:	**Email :**

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email :**

Part III: Offering And Security Information

Note: If listing multiple products concurrently, please provide the relevant information for each additional series in the table in Exhibit F.

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Leverage Factor (if applicable):			
Will the CUSIP be DTC and DRS eligible upon the commencement of trading?			☐ Yes ☐ No
For actively managed funds, is the investment adviser affiliated with a broker-dealer?			☐ Yes ☐ No
Is the index maintained by a broker-dealer?			☐ Yes ☐ No

Investment Objective / Fund Description

Underlying Index/Reference Asset		
Type Of Components:	☐Domestic (U.S.) Equity ☐International or Global Equity ☐Global & Domestic Equity	☐Fixed Income ☐Other (please describe):
Name of Index or Reference Asset:		
Index Symbol:		
Index Provider:		

Part IV: Certifications

Rule 6c-11 Compliance

I hereby certify that each Fund in this application:

☐ Will comply with the conditions of Rule 6c-11 under the Investment Company Act of 1940 (“Rule 6c-11”) and are eligible to operate in reliance on Rule 6c-11.

☐ Will not comply with the conditions of Rule 6c-11 AND will be relying on an SEC exemptive relief order that has not been automatically rescinded in connection with Rule 6c-11. If so, please list the no action/exemptive relief letter issued by the SEC’s Division of Trading and Markets that the fund(s) will rely upon:

Broker-Dealer Certification

☐ I hereby certify that for each Fund listed above upon listing on TXSE:

Active Funds

☐ The Reporting Authority that provides the Fund’s portfolio and personnel who make decisions on the Fund’s portfolio composition has implemented and will maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the portfolio.

If the investment adviser to the Fund(s) is affiliated with a broker-dealer, please certify the following by checking the box below:

☐ The investment adviser to the Fund(s) is affiliated with a broker-dealer, and such investment adviser has erected and will maintain a “firewall” between the investment adviser and the broker-dealer with respect to access to information concerning the composition and/or changes to the underlying portfolio.

Passive Funds

☐ Any advisory committee, supervisory board, or similar entity that advises a Reporting Authority (as defined in TXSE Rule 17.104(a)(1)(C)) or that makes decisions on the index composition, methodology and related matters, has implemented and will maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

If an index underlying the Fund(s) is maintained by a broker-dealer or fund adviser, please certify the following by checking the box below:

☐ The broker-dealer or fund adviser has erected and will maintain a “fire wall” around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer or fund adviser.

Fund/Index Provider Certification

☐ I hereby certify, acknowledge, and represent that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Calculation/Distribution Representation

Regulatory Review and Listing Consideration

☐ I hereby certify that, to the Company's knowledge, no current executive officer, director, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted, within the past ten (10) years, of any felony or misdemeanor relating to financial misconduct (including but not limited to fraud, embezzlement, or theft), nor are any such individuals subject to pending criminal proceedings for such conduct.

☐ I hereby further certify that the Company, its predecessors, and subsidiaries, and its current executive officers, directors, and ten percent (10%) or greater shareholders:

- Have not been the subject of any civil, criminal, or regulatory proceeding initiated or conducted by any government agency or regulatory authority (including but not limited to the SEC, FINRA, PCAOB, CFTC, DOJ, state bar associations, or foreign regulators) within the past ten (10) years; or
- Have disclosed any such proceedings, if applicable, by referencing publicly available SEC filings or providing supporting documentation as necessary.

If any such proceedings or convictions exist, the applicant must provide full details, including relevant court or regulatory documents. The Exchange reserves the right to request additional information, including background materials and documentation, to assess listing eligibility.

Board Resolutions

☐ I hereby certify that the Company has a board resolution (or equivalent documentation), which has been included with this application, authorizing the listing and designating the primary listing exchange of the Fund.

Part V: Affirmation

AFFIRMATION	
Name:	**Title:**
Company:	
By signing this application, I hereby certify the accuracy and completeness of the information contained in the application, as of the date below, and will notify the Exchange promptly of any material changes.	
Signature:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, the code of conduct requirement, and the annual meeting requirement, set forth in TXSE Rules 16.405(b), (d) and (e), 16.406, and 16.408, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in TXSE Rule Series 17.000 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Exchange Act.

<table>
<tr><th colspan="2">AUTHORIZATION

I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.</th></tr>
<tr><td>Signature:</td><td>Title:</td></tr>
<tr><td>Name:</td><td>Date:</td></tr>
</table>

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the “Company”), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC (“TXSE”) that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company’s security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company’s logos, trade names and trade/service marks in TXSE’s advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys’ fees, resulting from, suffered or incurred as a result of any third party’s claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE’s use of Company’s trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

Exhibit C: Board Member Information

Provide each director or trustee's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).

Name	Age	Independent (not an affiliated person)	Audit Committee
		☐	☐
		☐	☐
		☐	☐
		☐	☐
		☐	☐
		☐	☐

Exhibit D: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC ("TXSE" or the Exchange") to obtain, directly or through a third-party service provider (including, without limitation, the Company's transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company's securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

Exhibit E: ETP Dividend Schedule

Schedule	
Please describe below or attach a file with the dividend schedule of the series of Exchange Traded Products (ETP) being listed in connection with this application.	
Please indicate your anticipated dividend cadence: (E.g., Monthly, Quarterly, or Annually)	
Dividend Schedule:	
Supporting Documents:	
*TXSE will perform a series of validation checks to ensure that the data provided is complete and accurate.	

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit F: Additional Product Information

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Leverage Factor:			
Will the CUSIP be DTC and DRS eligible upon the commencement of trading?			☐ Yes ☐ No
For actively managed funds, is the investment adviser affiliated with a broker-dealer?			☐ Yes ☐ No
Is the index maintained by a broker-dealer?			☐ Yes ☐ No

Investment Objective / Fund Description

Underlying Index/Reference Asset		
Type Of Components:	☐Domestic (U.S.) Equity ☐International or Global Equity ☐Global & Domestic Equity	☐Fixed Income ☐Other (please describe):
Name of Underlying Index or Reference Asset:		
Index Symbol:		
Index Provider:		

TEXAS STOCK EXCHANGE

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Leverage Factor:			
Will the CUSIP be DTC and DRS eligible upon the commencement of trading?			☐ Yes ☐ No
For actively managed funds, is the investment adviser affiliated with a broker-dealer?			☐ Yes ☐ No
Is the index maintained by a broker-dealer?			☐ Yes ☐ No

Investment Objective / Fund Description

Underlying Index/Reference Asset		
Type Of Components:	☐Domestic (U.S.) Equity ☐International or Global Equity ☐Global & Domestic Equity	☐Fixed Income ☐Other (please describe):
Name of Underlying Index or Reference Asset:		
Index Symbol:		
Index Provider:		

Exhibit G: Company Logo Submission

In order to help investors recognize companies listed on the Texas Stock Exchange LLC ("TXSE"), TXSE uses company logos, where appropriate, instead of trading symbols. Company logos may be included in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being a TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding a company in connection with TXSE. Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact listings@txse.com.

General Information

File Format

- Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines.
- Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG or JPEG.

Color image and Black & White image.

Ideally, two separate files should be submitted:

1. 4-color (CMYK) logo.
2. One-color black & one-color white logo with no tints or screens (i.e., 100% black, no gray).

Logo Usage / Branding Guidelines

- All required registered marks, trademarks and service marks should be part of the logo artwork.
- Corporate tag lines cannot be part of the logo artwork.
- Please submit any logo usage guidelines along with your logos.
- For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution.
- PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e., app icon).

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

TXSE Additional Listing Application
Exchange Traded Fund Shares (6c-11 ETFs)

This Exchange-Traded Fund Shares application is for approval of a new series of an issuer previously approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

How to Use This Application:

- Complete all Parts I–V of the application.
- If a question does not apply, indicate "N/A".
- All certifications must be executed by a duly authorized officer or representative.
- Submission of this application does not constitute final listing approval or authorization to commence trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date

Submission Checklist:

Due 10 Days Prior to Launch:
☐ Completed and Signed TXSE Listing Application (Parts I-V)
☐ Fund Prospectus/Information Sheet
☐ Index Methodology and Constituent Data
☐ Board Resolutions Authorizing listing on TXSE
☐ Certificate of Good Standing
Due 5 Days Prior to Launch:
☐ LMM Finalization
Due 2 Days Prior to Launch:
☐ Effective Registration Statement (e.g., Form N-1A)
☐ Form 8-A

All application materials submitted to TXSE will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com or ETP-Team@txse.com.

TXSE
TEXAS STOCK EXCHANGE

Part I: Corporate Information

General Information	
Date:	
Company/Firm/Trust Name (the "Company"):	
Address of Principal Executive Offices:	
Address Line 2:	
City/Province:	
State:	
Zip/Postal Code:	
Country:	
Phone:	
Fax:	
Website:	
State of Incorporation:	
Country of Incorporation:	
Date of Incorporation:	
Date of Fiscal Year End:	
SEC File Number:	
Central Index Key (CIK) Code:	
Board Meeting Schedule:	

TXSE
TEXAS STOCK EXCHANGE

Part II: Contacts

Please enter the primary contacts for each category, as applicable, below to support communication and processing of this application.

Issuer Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Billing Contact	
Name:	**Phone:**
Title:	**Email:**
Billing Address:	

Investment Adviser/Sub-Adviser	
Firm Name:	**Primary Contact:**
Phone:	**Email:**

Part III: Offering And Security Information

Note: If listing multiple products concurrently, please provide the relevant information for each additional series in the table in Exhibit F.

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Leverage Factor:			

Will the CUSIP be DTC and DRS eligible upon the commencement of trading?	☐ Yes ☐ No
For actively managed funds, is the investment adviser affiliated with a broker-dealer?	☐ Yes ☐ No
Is the index maintained by a broker-dealer?	☐ Yes ☐ No

Investment Objective / Fund Description

Underlying Index/Reference Asset		
Type Of Components:	☐Domestic (U.S.) Equity ☐International or Global Equity ☐Global & Domestic Equity	☐Fixed Income ☐Other (please describe):
Name of Underlying Index or Reference Asset:		
Index Symbol:		
Index Provider:		

TXSE
TEXAS STOCK EXCHANGE

Part IV: Certifications

Rule 6c-11 Compliance

I hereby certify that I have consulted with the portfolio manager and chief compliance officer and based on that consultation, I further certify that upon listing on TXSE, each Fund in this application (check all that apply):

☐ Will comply with the conditions of Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") and are eligible to operate in reliance on Rule 6c-11.

☐ Will not comply with the conditions of Rule 6c-11 AND will be relying on an SEC exemptive relief order that has not been automatically rescinded in connection with Rule 6c-11.

Basket Creation

☐ Will have adopted and implemented written policies and procedures that govern the construction of baskets and the process that will be used for the acceptance of baskets; AND

☐ Such written policies and procedures include: 1) detailed parameters for the construction and acceptance of custom baskets that are in the best interests of the exchange-traded fund and its shareholders, including the process for any revisions to, or deviations from, those parameters and 2) the titles or roles of the employees of the exchange-traded fund's investment adviser who are required to review each custom basket for compliance with the parameters noted above.

☐ Each Fund does not intend to utilize a custom basket. Please note that if the fund(s) decide to utilize a custom basket, the fund(s) must submit an updated certification.

Broker-Dealer Certification

☐ I hereby certify that I have consulted with the portfolio manager and chief compliance officer, and based on that consultation, I further certify the following for each Fund listed above upon listing on TXSE:

Active Funds

☐ The Reporting Authority that provides the Fund's portfolio and personnel who make decisions on the Fund's portfolio composition has implemented and will maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the portfolio.

If the investment adviser to the Fund(s) is affiliated with a broker-dealer, please certify the following by checking the box below:

☐ The investment adviser to the Fund(s) is affiliated with a broker-dealer, and such investment adviser has erected and will maintain a "fire wall" between the investment adviser and the broker-dealer with respect to access to information concerning the composition and/or changes to the underlying portfolio.

Passive Funds

☐ Any advisory committee, supervisory board, or similar entity that advises a Reporting Authority (as defined in TXSE Rule 17.104(a)(1)(C)) or that makes decisions on the index composition, methodology and related matters, has implemented and will maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

If an index underlying the Fund(s) is maintained by a broker-dealer or fund adviser, please certify the following by checking the box below:

☐ The broker-dealer or fund adviser has erected and will maintain a “fire wall” around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer or fund adviser.

Fund/Index Provider Certification

☐ I hereby certify that I have consulted with the portfolio manager and chief compliance officer of the fund(s) and based on that consultation I further acknowledge and represent any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

Calculation/Distribution Representation

☐ I hereby certify that I have consulted with the portfolio manager and chief compliance officer of the fund(s) and based on that consultation I further acknowledge and represent that the net asset value (or equivalent value) for the fund(s) or portfolio will be calculated daily and will be made available to all market participants at the same time.

Regulatory Review and Listing Consideration

☐ I hereby certify that, to the Company's knowledge, no current executive officer, director, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted, within the past ten (10) years, of any felony or misdemeanor relating to financial misconduct (including but not limited to fraud, embezzlement, or theft), nor are any such individuals subject to pending criminal proceedings for such conduct.

☐ I hereby further certify that the Company, its predecessors, and subsidiaries, and its current executive officers, directors, and ten percent (10%) or greater shareholders:

- Have not been the subject of any civil, criminal, or regulatory proceeding initiated or conducted by any government agency or regulatory authority (including but not limited to the SEC, FINRA, PCAOB, CFTC, DOJ, state bar associations, or foreign regulators) within the past ten (10) years; or
- Have disclosed any such proceedings, if applicable, by referencing publicly available SEC filings or providing supporting documentation as necessary.

If any such proceedings or convictions exist, the applicant must provide full details, including relevant court or regulatory documents. The Exchange reserves the right to request additional information, including background materials and documentation, to assess listing eligibility.

Board Resolutions

☐ I hereby certify that the Company has a board resolution (or equivalent documentation), which has been included with this application, authorizing the listing and designating the primary listing exchange of the Fund.

Part V: Affirmation

AFFIRMATION	
Name:	**Title:**
Company:	
By signing this application, I hereby certify the accuracy and completeness of the information contained in the application, as of the date below, and will notify the Exchange promptly of any material changes.	
Signature:	**Date:**

ETP Dividend Schedule

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

Part I: Corporate Information

General Information
Date:
Company Name (the "Company"):
Symbol:

Part II: Corporate Contacts

Primary Contact	
TXSE will conduct all communications with respect to the applicant with the designated primary applicant.	
Name:	**Title/Firm:**
Phone:	**Email:**
U.S. Business Hours Contact (if located outside of the U.S.):	
Alternate Contact	
Name:	**Title/Firm:**
Phone:	**Email:**
U.S. Business Hours Contact (if located outside of the U.S.):	

Part III: Schedule

General Information
Please attach the dividend schedule of Exchange Traded Products (ETP) with this completed form.
*TXSE will perform a series of validation checks to ensure that the data provided is complete and accurate.

Part IV: Supporting Documentation

Supporting Documentation
To facilitate the review process, please submit any supporting documentation as soon as possible. You can submit additional documentation for your application at any time during the review process. Please note that the Exchange may also request additional information or documentation, public or non-public, deemed necessary to perform its review.

Part V: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	Title:
Name:	Date:

TXSE
TEXAS STOCK EXCHANGE

ETP Dividend Rates

Instructions: Please complete all parts of this form. If an item is not applicable indicate N/A. Attach additional sheets if necessary.

Part I: Corporate Information

General Information
Date:
Company Name (the "Company"):
Symbol:

Part II: Corporate Contacts

Primary Contact	
TXSE will conduct all communications with respect to the applicant with the designated primary applicant.	
Name:	**Title/Firm:**
Phone:	**Email:**
U.S. Business Hours Contact (if located outside of the U.S.):	
Alternate Contact	
Name:	**Title/Firm:**
Phone:	**Email:**
U.S. Business Hours Contact (if located outside of the U.S.):	

Part III: Pricing Information

General Information
Please attach pricing information for the dividend rates of Exchange Traded Products (ETP) with this completed form.
*TXSE will perform a series of validation checks to ensure that the data provided is complete and accurate.

Part IV: Supporting Documentation

Supporting Documentation
To facilitate the review process, please submit any supporting documentation as soon as possible. You can submit additional documentation for your application at any time during the review process. Please note that the Exchange may also request additional information or documentation, public or non-public, deemed necessary to perform its review.

Part V: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	Title:
Name:	Date:

TXSE Original Listing Application
Listing Structured Products

This listing application is required for the listing of structured products that have not previously been approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

How to Use This Application:

- Complete **all Parts I–IX** of the application.
- If a question does not apply, indicate **"N/A"**.
- Attach all required supporting documents listed below.
- All certifications must be executed by a duly authorized officer or representative.
- Application submission does **not** constitute listing approval or authorization to commence trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date

Supporting Documents (If Applicable to your listing type)	
Listing Agreement	☐
Index Data Template	☐
Fund/Index Provider Representation	☐
Calculation/ Distribution Representation	☐

All applications will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com.

Part I: Corporate Information

General Information		
Date:		
Company Name (the "Company"):		
Address of Principal Executive Offices:		
City/Province:		
State:		
Zip/Postal Code:		
Country:		
Phone:		
Website:		
State of Incorporation:		
Country of Incorporation:		
Date of Incorporation:		
Date of Fiscal Year End:		
SEC File Number:		
Central Index Key (CIK) Code:		
Is the applicant now filing or has it at any time in the past filed reports under Regulation A by the Securities and Exchange Commission mandated under the JOBS Act?	☐ Yes	☐ No
Company Description:		

TEXAS STOCK EXCHANGE

Part II: Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Sponsor/ Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Company Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Investment Adviser	
Name:	**Phone:**
Title:	**Email:**

Designated Liquidity Provider	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Part III: Offering and Security Information

Product Type:		
Product Symbol:		
CUSIP:		
Product Name:		
Product Fiscal Year End:		
Anticipated Number of Shares Outstanding prior to trading:		
Shares per creation unit;		
Anticipated price per share:		
Anticipated Beneficial Shareholders after the Offering:		
Expected Date of Initial Trading:		
Fund Inception Date:		
Is the security traded in $1,000 denominations?	☐ Yes	☐ No
Is the security non-convertible debt?	☐ Yes	☐ No
Is the Security redeemable at the option of the holders on at least a weekly basis?	☐ Yes	☐ No
Market of Issuer's primary security		
Symbol of issuer's primary security		
Leverage factor (%), if any:		
What is the term (in years) of the security?		
Expiration Date:		
Is the security exchangeable?	☐ Yes	☐ No

Symbol of underlying security:		
CUSIP of underlying security:		
Entity that will calculate and disseminate the intraday portfolio or reference asset value:		
Expected effective date of registration statement:		
Expected closing date of the initial distribution:		
Will the stock certificates contain any restrictive legends?	☐ Yes	☐ No
Is the investment adviser a registered broker-dealer or affiliated with a broker-dealer?		
Is the security book entry only?	☐ Yes	☐ No
For actively managed funds, is the investment adviser affiliated with a broker-dealer?		
Investment Objective:		
Description of Investment Objective and asset allocation:		

Underlying Index or Reference Asset Information	
Type of Underlying Instrument:	
Name of Underlying Index or Reference Asset:	
Index Symbol:	
Index Provider:	
Number of Components:	
Types of Securities included in Index:	
Domestic (U.S.) Equity Only ☐ **International or Global Equity** ☐ **Global & Domestic Equity** ☐ **Fixed Income** ☐ **Other (Please describe)** ☐	

Certifications
Please check this box only if you are listing this product following the approval of a 19b-4 rule proposal. **☐ By selecting this box, I hereby certify that I have consulted with the portfolio manager and chief compliance officer and based on that consultation I further certify that as of the launch date of this product, the product will be in compliance with the description of the portfolio and limitations on portfolio holdings described in the product's 19b-4 application and to the extent practicable during the product's initial investment period.** **I hereby certify that I have consulted with the portfolio manager and chief compliance officer and based on that consultation I further certify that upon listing on TXSE, each Fund listed above (check all that apply):** **☐ Will comply with the conditions of Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") and are eligible to operate in reliance on Rule 6c-11.** **☐ Will have adopted and implemented written policies and procedures that govern the construction of baskets and the process that will be used for the acceptance of baskets; AND** **☐ Such written policies and procedures include: 1) detailed parameters for the construction and acceptance of custom baskets that are in the best interests of the exchange-traded fund and its shareholders, including the process for any revisions to, or deviations from, those parameters and 2) the titles or roles of the employees of the exchange-traded fund's investment adviser who are required to review each custom basket for compliance with the parameters noted above.** **☐ Each Fund does not intend to utilize a custom basket. Please note that if the fund(s) decide to utilize a custom basket, the fund(s) must submit an updated certification.** **☐ Will not comply with the conditions of Rule 6c-11 AND will be relying on an SEC exemptive relief order that will not be automatically rescinded in connection with Rule 6c-11.**

Part VI: Board Member Information

Provide each board member's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).

Name	Age	Indep.	Compensation Committee	Nominating Committee	Audit Committee	Financially Sophisticated	Financial Expert
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
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		☐	☐	☐	☐	☐	☐

Part VI: Supporting Documentation

In addition to a completed Listing Application, prior to approval, TXSE will require additional information and supporting documentation. The table below lists the specific documents TXSE will require prior to approval of your application. Required documentation must be provided prior to approval but is not required at the time of original submission.

Additional Documents Required
Listing Agreement
Index Data Template
Fund/Index Provider Representation
Calculation/Distribution Representation

PLEASE NOTE
In addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

Part VII: Affirmation

AUTHORIZATION I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, the code of conduct requirement, and the annual meeting requirement, set forth in TXSE Rules 16.405(b), (d) and (e), 16.406, and 16.408, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in TXSE Rule Series 17.000 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Exchange Act.

AUTHORIZATION **I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.**	
Signature:	**Title:**
Name:	**Date:**

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit C: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC (“TXSE” or the Exchange”) to obtain, directly or through a third-party service provider (including, without limitation, the Company’s transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company’s securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit D: Company Logo Submission

In order to help investors recognize companies listed on the Texas Stock Exchange LLC ("TXSE"), TXSE uses company logos, where appropriate, instead of trading symbols. Company logos may be included in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being a TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding a company in connection with TXSE. Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact listings@txse.com.

General Information
File Format • Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines. • Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG or JPEG.
Color image and Black & White image Ideally, two separate files should be submitted: **1.** 4-color (CMYK) logo. **2.** One-color black & one-color white logo with no tints or screens (i.e., 100% black, no gray).
Logo Usage / Branding Guidelines • All required registered marks, trademarks and service marks should be part of the logo artwork. • Corporate tag lines cannot be part of the logo artwork. • Please submit any logo usage guidelines along with your logos. • For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution. • PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e., app icon).

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

TXSE Listing Application
Dual Listing

Instructions: Please complete all parts of this form and attach the corresponding supporting documents. If an item is not applicable, indicate N/A.

Supporting Documents (Please mark the boxes to track attachments)	
Listing Agreement	☐
Logo Submission Form	☐
Corporate Governance Certification Form	☐
Form 8-A Draft	☐
Transfer Agent Report of Round Lot Holders	☐
Regulatory Correspondence over the past 12 months	☐
Certificate of Good Standing	☐

Part I: Corporate Information

General Information	
Date:	
Company Name (the "Company"):	
Address of Principal Executive Offices:	
City/Province:	
State:	
Zip/Postal Code:	
Country:	
Phone:	
Website:	
State of Incorporation:	
Country of Incorporation:	
Date of Incorporation:	
Date of Fiscal Year End:	

SEC File Number:		
Central Index Key (CIK) Code:		
Is this a dual listing?	☐ Yes	☐ No
Which National Securities Exchange is the Company currently listed with?	**Exchange Name:**	
Foreign Private Issue:	☐ Yes	☐ No
DRS Eligible:	☐ Yes	☐ No
Is this company a SPAC?	☐ Yes	☐ No
Is the applicant now filing or has it at any time in the past filed reports under Regulation A by the Securities and Exchange Commission mandated under the JOBS Act?	☐ Yes	☐ No
Company Description:		
If this is a dual listing from a non-national exchange, is this company seeking to list in connection with a TXSE-listed entity wherein the TXSE-listed entity is acquired by the Company, a new SEC registrant?	☐ Yes	☐ No
If yes, identify the TXSE-listed entity:	Name:	Primary Trading symbol:

Part II: Corporate Contacts

Please enter the primary contacts for each category below, as applicable, to support communication and processing of this application.

Company Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Company Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Billing Contact

Name:	**Phone:**
Title:	**Email:**
Billing Address:	

Auditor	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email:**
Address:	

Part III: Dual Listing Details

Listing Information		
Expected Date of Listing on TXSE:		
Current Trading Symbol:		
Current Market:		
Board Approval Received:	☐ Yes	☐ No
Is the Company seeking to list in connection with any of the following transactions or corporate actions:	☐ Merger or Acquisition ☐ Reverse Merger ☐ Recapitalization/Restructuring ☐ Reincorporation	☐ Secondary Offering ☐ Private Placement ☐ Forward/Reverse Stock Split ☐ Other
If yes, please describe the transaction:		
If the Company is transferring and listing in connection with an offering or capital raise, please list all underwriters and/or placement agents:	**Lead Underwriter:**	
	Joint Bookrunners:	
	Placement Agent:	

Security Information	**Primary Issue**	**Additional Issue**	**Additional Issue**

Issue Type:			
Issue Class:			
CUSIP:			
Par Value:			
Par Value Currency:			
Votes per Share:			
Shares Authorized, **As of:**			
Shares Outstanding, **As of:**			
Shares in Treasury, **As of:**			
Round Lot Holders, **As of:**			
Beneficial Holders, **As of:**			
Unrestricted Publicly Held Shares:			
Total Shareholders:			
Average Monthly Trading Volume:			
Unit Components:			
Timing of Unit Separation:			
Is the Security Book Entry Only?	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☐ No
Will the stock certificates contain any restrictive legends?	☐ Yes	☐ No	
If "Yes", please describe the nature of the restrictions, the number of shares affected, and whether the restriction is based on securities laws, lock-up agreements, or other contractual or operational constraints:			

For American Depositary Shares (ADS)		
Depositary Bank:		
Confirm that the ADS have been issued in a sponsored program:	☐ Yes	☐ No
Provide the ratio of Underlying Shares:		

For Dual Listings in Connection with Offerings		
Is the Company listing in conjunction with a public offering?	☐ Yes	☐ No
Type of offering:		
Expected effective date of registration statement:		
Number of shares outstanding immediately prior to the offering:		
Plus: Number of shares expected to be sold in the offering:		
Minus: Total number of securities held by insiders and/or restricted under TXSE Rule 16.002(a)(22) outstanding immediately after the offering:		
Total expected number of unrestricted publicly held shares upon listing and completion of the offering:		

Part IV: SPAC Information

For SPACs		
Will the Company deposit at least 90% of the gross proceeds in an account in accordance with Supplementary Material .02(a) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to complete the business combination within the time frame prescribed by Supplementary Material .02(b) to TXSE Rule 16.101?	☐ Yes	☐ No
Will the business combination be approved by a majority of the Company's independent directors?	☐ Yes	☐ No
Does the Company plan to have the combination approved by a majority of the shares of common stock voting the meeting at which the combination is being considered?	☐ Yes	☐ No
Do the Company's shareholders have the right to convert their shares in accordance with Supplementary Material .02(d) to TXSE Rule 16.101?	☐ Yes	☐ No
Does the Company plan to file and furnish a proxy or information statement and provide all shareholders the opportunity to redeem their shares (on a pro-rata basis) pursuant to a tender offer?	☐ Yes	☐ No
Does the Company confirm that the Company's prospectus does not provide for the use of trust funds for any purpose other than the purchase of an operating business including the repurchase of Company stock?	☐ Yes	☐ No
If no, please describe any other permitted uses:		

Part V: Board Member Information

Provide each board member's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).							
Name	Age	Indep.	Compensation Committee	Nominating Committee	Audit Committee	Financially Sophisticated	Financial Expert
		☐	☐	☐	☐	☐	☐
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		☐	☐	☐	☐	☐	☐
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		☐	☐	☐	☐	☐	☐

Part VI: Regulatory Review

Regulatory Proceedings/Litigation
1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceedings commenced within the past 10 years:

a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. in which claims material to the Company are or were asserted under federal and/or state securities, banking, insurance, tax or bankruptcy laws; or	
c. in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.	
d. in connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.	
2. With respect to current executive officers, directors and ten percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings or any other legal or administrative proceeding	

a. that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities, banking and insurance regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy or any foreign regulatory, civil or criminal authority); or	
b. **in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.**	

3. Describe and provide all documents related to any allegations of fraud or other misconduct brought to the attention of the Company's management, Board of Directors or Audit Committee related to:

a. the activities of the Company or its management, employees, Board members or outside advisors and consultants;

b. the preparation of, or any disclosure made in, the Company's filings with the Securities and Exchange Commission;

c. the Company's internal control over financial reporting. This request encompasses, but is not limited to, any such allegation that can be construed as "whistleblowing" whether by the Company's employees, its independent audit firm or others.

Note 1: Questions 1 and 2 should be interpreted broadly and should include matters that relate to trading in the securities of the Company. Accordingly, responses should include communications of any nature that the Company, its officers, director and affiliates have had with FINRA or any other regulatory, civil or criminal agencies concerning trading in the securities of the Company.

Note 2: With respect to question 2a and 2b, there is no limit on the time frame covered by the request.

Additional Information

Upon review of the information provided by the applicant, TXSE may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

The applicant should notify TXSE promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while the application is pending.

Other

TXSE
TEXAS STOCK EXCHANGE

Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application or review. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry.

Has the Company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the Securities and Exchange Commission (SEC) or other regulatory authority? **If yes, please provide a copy of the complete filing and include comments from the SEC or appropriate regulatory authority and the Company's responses thereto.**	☐ Yes	☐ No
	Date of SEC effectiveness:	
	Date cleared all SEC comments:	
Please indicate whether or not the Company has or plans to become public by combining with a public shell, whether through a reverse merger, exchange offer or otherwise.	☐ Yes	☐ No
If "yes", please provide a detailed description of the transaction including the names of all parties to the transaction, the terms of the transaction and the date or expected date of closing		
Provide a list of any equity financings, including any and all bridge financings, shelf registrations, Regulation S offerings or private placements that are contemplated or have been consummated within the prior six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Company or other participants in the transactions), including the terms and conditions of any resale restrictions.		

Please indicate whether or not the issuer conducts any of its operations through a variable interest entity or any similar type of entity where the issuer's control over the entity is based on contractual arrangements rather than equity ownership.	☐ Yes	☐ No
If yes, please describe this structure		

Discretionary Authority
The fact that an applicant may meet TXSE's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the TXSE Listing Rules, TXSE reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other regulatory authority.

Part VII: Supporting Documentation

In addition to a completed Listing Application, prior to approval, TXSE will require additional information and supporting documentation. The table below lists the specific documents TXSE will require prior to approval of your application. Required documentation must be provided prior to approval but is not required at the time of original submission.

Additional Documents Required
Listing Agreement
Logo Submission Form
Corporate Governance Certification Form
Form 8-A Draft
Transfer Agent Report of Round Lot Holders
Regulatory Correspondence over the past 12 months (Non-National Exchange)
Certificate of Good Standing

PLEASE NOTE
In addition to the documentation above, the Exchange may request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial listing, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or Other Regulatory Authority. A company's security may be denied listing if the company fails to provide such information within a reasonable period of time or if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading.

Part VIII: Affirmation

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, the code of conduct requirement, and the annual meeting requirement, set forth in TXSE Rules 16.405(b), (d) and (e), 16.406, and 16.408, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in TXSE Rule Series 17.000 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Exchange Act.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

TEXAS STOCK EXCHANGE

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit C: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC ("TXSE" or the Exchange") to obtain, directly or through a third-party service provider (including, without limitation, the Company's transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company's securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

Exhibit D: Company Logo Submission

In order to help investors recognize companies listed on the Texas Stock Exchange LLC ("TXSE"), TXSE uses company logos, where appropriate, instead of trading symbols. Company logos may be included in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being a TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding a company in connection with TXSE. Please complete this form and submit your logo artwork according to the requirements below.

If you have any questions regarding the guidelines for artwork, please contact listings@txse.com.

General Information
File Format • Vector eps file (such as an Adobe Illustrator EPS) with all fonts converted to outlines. • Acceptable in some instances: Raster image file (such as an Adobe Photoshop file). The logo must be a minimum of 2" wide or 2" high (whichever is the larger proportion) at 300 dpi. The image file may be delivered in any of the following formats: PSD, TIFF, PNG or JPEG.
Color image and Black & White image Ideally, two separate files should be submitted: **1.** 4-color (CMYK) logo. **2.** One-color black & one-color white logo with no tints or screens (i.e., 100% black, no gray).
Logo Usage / Branding Guidelines • All required registered marks, trademarks and service marks should be part of the logo artwork. • Corporate tag lines cannot be part of the logo artwork. • Please submit any logo usage guidelines along with your logos. • For online usage, you may also wish to submit a variation of your logo without a tagline or other small type that may become illegible at screen resolution. • PREFERRED: Please submit a variation of your logo that fits in a square dimension (i.e., app icon).

AUTHORIZATION	
I have been authorized by the Company and have legal authority to execute this authorization on its behalf.	
Signature:	**Title:**
Name:	**Date:**

TXSE Original Listing Application
Semi-Transparent ETFs

This application is required for the initial listing of an issuer or trust that has not previously been approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

Applicants seeking to list an additional series of an already-approved issuer, or to transfer a listed product to TXSE, should use the short-form version of this application.

How to Use This Application:

- Complete **all Parts I–V** of the application.
- If a question does not apply, indicate **"N/A"**.
- Attach all required supporting documents listed below.
- All certifications must be executed by a duly authorized officer or representative.
- Application submission does **not** constitute listing approval or authorization to commence trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date

Submission Checklist:

Due 10 Days Prior to Launch:
☐ Completed and Signed TXSE Listing Application (Parts I-V)
☐ All applicable Exhibits to this application
☐ Fund Prospectus/Information Sheet
☐ Board Resolutions Authorizing listing on TXSE
☐ Trust Agreement, Bylaws, and/or Articles of Incorporation
☐ Certificate of Good Standing
☐ CUSIP Confirmation
Due 5 Days Prior to Launch:
☐ LMM Finalization
Due 2 Days Prior to Launch:
☐ Effective Registration Statement (e.g., Form N-1A)
☐ Form 8-A

All applications will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com or ETP-Team@txse.com.

Part I: Corporate Information

General Information	
Date:	
Company/Firm/Trust Name (the "Company"):	
Address of Principal Executive Offices:	
Address Line 2:	
City/Province:	
State:	
Zip/Postal Code:	
Country:	
Phone:	
Fax:	
Website:	
State of Incorporation:	
Country of Incorporation:	
Date of Incorporation:	
Date of Fiscal Year End:	
SEC File Number:	
Central Index Key (CIK) Code:	
Board Meeting Schedule:	

TXSE
TEXAS STOCK EXCHANGE

Part II: Contacts

Please enter the primary contacts for each category, as applicable, below to support communication and processing of this application.

Issuer Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Billing Contact	
Name:	**Phone:**
Title:	**Email:**
Billing Address:	

Investment Adviser/Sub-Adviser	
Firm Name:	**Primary Contact:**
Phone:	**Email:**

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email:**

TXSE
TEXAS STOCK EXCHANGE

Part III: Offering And Security Information

<table>
<tr><th colspan="5">General Information</th></tr>
<tr><td rowspan="3">Listing Type:</td><td rowspan="3">☐ Initial Listing</td><td colspan="3">☐ Transfer Listing</td></tr>
<tr><td colspan="2">Current Listing Market</td><td></td></tr>
<tr><td colspan="2">Current Ticker Symbol</td><td></td></tr>
<tr><td>Product Name:</td><td colspan="4"></td></tr>
<tr><td>Product Symbol:</td><td colspan="4"></td></tr>
<tr><td>Product CUSIP:</td><td colspan="4"></td></tr>
<tr><td>Anticipated Shares Outstanding:</td><td colspan="4"></td></tr>
<tr><td>Creation Unit Size:</td><td colspan="4"></td></tr>
<tr><td>Anticipated Price Per Share:</td><td colspan="4"></td></tr>
<tr><td>Expected First Day of Trading:</td><td colspan="4"></td></tr>
<tr><td>Expected Effective Date of the Registration Statement:</td><td colspan="4"></td></tr>
<tr><td>Type of Product:</td><td colspan="2">☐ Proxy Portfolio-Based (Rule 17.150)</td><td colspan="2">☐ VIIV-Based (Rule 17.160)</td></tr>
<tr><td colspan="4">Will the CUSIP be DTC and DRS eligible upon the commencement of trading?</td><td>☐ Yes ☐ No</td></tr>
<tr><td colspan="4">Is the investment adviser affiliated with a broker-dealer?</td><td>☐ Yes ☐ No</td></tr>
<tr><th colspan="5">Investment Objective / Fund Description</th></tr>
<tr><td colspan="5"></td></tr>
</table>

Part IV: Certifications

Custom Basket Creation

Please indicate whether the Fund intends to utilize Custom Baskets in connection with creation and redemption activity. For purposes of this certification, a Custom Basket refers to any basket that differs from the standard published Proxy Basket (for Proxy Portfolio Shares) or the standard Creation Basket (for Managed Portfolio Shares), other than by cash substitution only.

☐ Each Fund intends to use Custom Baskets. The Fund acknowledges that, consistent with TXSE Rule 17.150 or 17.160, as applicable:

> ☐ It will publicly disclose the composition of each Custom Basket used no later than the next business day, excluding baskets that differ only with respect to cash.
>
> ☐ It will implement appropriate controls and information barriers to restrict access to nonpublic information about Custom Baskets, and to prevent the misuse of material nonpublic information by affiliated broker-dealers, investment personnel, or service providers with basket access.

☐ Each Fund does not intend to utilize a Custom Basket.

**Please note that if the fund(s) decide to utilize a Custom Basket, the fund(s) must submit an updated certification.*

Broker-Dealer Certification

☐ I hereby certify that I have consulted with the portfolio manager and chief compliance officer, and based on that consultation, I further certify the following for each Fund listed above upon listing on TXSE:

> ☐ The Reporting Authority that provides the Fund's portfolio and personnel who make decisions on the Fund's portfolio composition has implemented and will maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the portfolio.
>
> **If the investment adviser to the Fund(s) is affiliated with a broker-dealer, please certify the following by checking the box below:**
>
> ☐ The investment adviser to the Fund(s) is affiliated with a broker-dealer, and such investment adviser has erected and will maintain a "fire wall" between the investment adviser and the broker-dealer with respect to access to information concerning the composition and/or changes to the fund portfolio, Proxy Basket, Creation Basket, or Custom Basket, as applicable.

Fund/Index Provider Certification

☐ I hereby certify that I have consulted with the portfolio manager and chief compliance officer of the fund(s), and based on that consultation, I acknowledge and represent that any advisory committee, supervisory board, or similar entity involved in advising on or making decisions regarding the portfolio composition, methodology, or related matters is subject to, or has implemented and maintains, policies and procedures designed to prevent the use and dissemination of material non-public information concerning the portfolio composition, Proxy Basket, or Creation Basket.

Calculation/Dissemination Representation

☐ I hereby certify that each fund listed on this application will comply with the calculation and dissemination requirements set forth under TXSE Rule 17.150 (Proxy Portfolio Shares) or TXSE Rule 17.160 (Managed Portfolio Shares), as applicable, including the following:

> ☐ The Fund's net asset value (NAV) will be calculated and publicly disclosed daily.
>
> ☐ The Proxy Basket (or Creation Basket, as applicable) will be disclosed at least once per trading day and made available to all market participants at the same time.

☐ If the Fund utilizes Custom Baskets, the composition of any such basket (excluding those differing only in cash) will be publicly disclosed on the Fund's website no later than the next business day.

☐ For Managed Portfolio Shares only: a Verified Intraday Indicative Value (VIIV) will be disseminated at intervals of no more than one second throughout regular trading hours.

Regulatory Review and Listing Consideration

☐ I hereby certify that, to the Company's knowledge, no current executive officer, director, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted, within the past ten (10) years, of any felony or misdemeanor relating to financial misconduct (including but not limited to fraud, embezzlement, or theft), nor are any such individuals subject to pending criminal proceedings for such conduct.

☐ I hereby further certify that the Company, its predecessors, and subsidiaries, and its current executive officers, directors, and ten percent (10%) or greater shareholders:

- Have not been the subject of any civil, criminal, or regulatory proceeding initiated or conducted by any government agency or regulatory authority (including but not limited to the SEC, FINRA, PCAOB, CFTC, DOJ, state bar associations, or foreign regulators) within the past ten (10) years; or
- Have disclosed any such proceedings, if applicable, by referencing publicly available SEC filings or providing supporting documentation as necessary.

If any such proceedings or convictions exist, the applicant must provide full details, including relevant court or regulatory documents. The Exchange reserves the right to request additional information, including background materials and documentation, to assess listing eligibility.

Board Resolutions

☐ I hereby certify that the Company has a board resolution (or equivalent documentation), which has been included with this application, authorizing the listing and designating the primary listing exchange of the Fund.

TEXAS STOCK EXCHANGE

Part V: Affirmation

AFFIRMATION	
Name:	**Title:**
Company:	
By signing this application, I hereby certify the accuracy and completeness of the information contained in the application, as of the date below, and will notify the Exchange promptly of any material changes.	
Signature:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is not a management investment company registered under the Investment Company Act of 1940 and agrees to comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, and the code of conduct requirement, set forth in TXSE Rules 16.405(b), (d) and (e) and 16.406, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in Chapter 17 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Act.

AUTHORIZATION **I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.**	
Signature:	**Title:**
Name:	**Date:**

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

TXSE
TEXAS STOCK EXCHANGE

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER *As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.*	
Signature:	**Title:**
Name:	**Date:**

Exhibit C: Board Member Information

Provide each board member's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).

Name	Age	Independent (not an affiliated person)	Audit Committee
		☐	☐
		☐	☐
		☐	☐
		☐	☐
		☐	☐
		☐	☐

Exhibit D: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC (“TXSE” or the “Exchange”) to obtain, directly or through a third-party service provider (including, without limitation, the Company’s transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company’s securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

Exhibit E: ETP Dividend Schedule

Schedule	
Please describe below or attach a file with the dividend schedule of the series of Exchange Traded Products (ETP) being listed in connection with this application.	
Please indicate your anticipated dividend cadence: (E.g., Monthly, Quarterly, or Annually)	
Dividend Schedule:	
Supporting Documents:	
*TXSE will perform a series of validation checks to ensure that the data provided is complete and accurate.	

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

TXSE TEXAS STOCK EXCHANGE

Exhibit F: Additional Product Information

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Type of Product:	☐ Proxy Portfolio-Based (Rule 17.150)	☐ VIIV-Based (Rule 17.160)	
Will the CUSIP be DTC and DRS eligible upon the commencement of trading?			☐ Yes ☐ No
Is the investment adviser affiliated with a broker-dealer?			☐ Yes ☐ No
Investment Objective / Fund Description			

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Type of Product:	☐ Proxy Portfolio-Based (Rule 17.150)	☐ VIIV-Based (Rule 17.160)	
Will the CUSIP be DTC and DRS eligible upon the commencement of trading?			☐ Yes ☐ No
Is the investment adviser affiliated with a broker-dealer?			☐ Yes ☐ No

Investment Objective / Fund Description

TXSE Original Listing Application
Trust and Commodity-Based Products
(other than 6c-11 and Semi-Transparent ETFs)

This application is required for the initial listing of an Exchange-Traded Product, other than 6c-11 and semi-transparent funds, by an issuer or trust that has not previously been approved for listing on the Texas Stock Exchange ("TXSE" or the "Exchange").

Applicants seeking to list an additional series of an already-approved issuer, or to transfer a listed product to TXSE, should use the short-form version of this application.

How to Use This Application:

- Complete all Parts I–V of the application. If a question does not apply, indicate "N/A".
- Attach all required supporting documents listed below.
- All certifications must be executed by a duly authorized officer or representative.
- Application submission does not constitute approval or authorization to begin trading.
- Application and supporting documents should be submitted at least 10 days prior to the anticipated product launch date

Submission Checklist:

Due 10 Days Prior to Launch:
☐ Completed and Signed TXSE Listing Application (Parts I-V)
☐ All applicable Exhibits to this application
☐ Fund Prospectus/Information Sheet
☐ Index Methodology and Constituent Data or Reference Asset Information
☐ Board Resolutions Authorizing listing on TXSE
☐ Trust Agreement, Bylaws, and/or Articles of Incorporation
☐ Certificate of Good Standing
☐ CUSIP Confirmation
Due 5 Days Prior to Launch:
☐ LMM Finalization
Due 2 Days Prior to Launch:
☐ Effective Registration Statement (e.g., Form N-1A)
☐ Form 8-A

All applications will be reviewed for completeness and compliance with all applicable rules. TXSE may request additional information, clarifications, or supplemental materials as necessary to evaluate the application. Submission of a complete application does not guarantee approval for listing or authorization to commence trading.

Applicants are encouraged to engage with TXSE staff early in the process to facilitate a timely and efficient review. Questions may be sent to regulation@txse.com or ETP-Team@txse.com.

Part I: Corporate Information

General Information	
Date:	
Company/Firm/Trust Name (the "Company"):	
Address of Principal Executive Offices:	
Address Line 2:	
City/Province:	
State:	
Zip/Postal Code:	
Country:	
Phone:	
Fax:	
Website:	
State of Incorporation:	
Country of Incorporation:	
Date of Incorporation:	
Date of Fiscal Year End:	
SEC File Number:	
Central Index Key (CIK) Code:	
Board Meeting Schedule:	

Part II: Contacts

Please enter the primary contacts for each category, as applicable, below to support communication and processing of this application.

Issuer Primary Contact	
Name:	**Phone:**
Title:	**Email:**

Alternate Contact	
Name:	**Phone:**
Title:	**Email:**

Outside Legal Counsel	
Name:	**Phone:**
Title:	**Email:**

Billing Contact	
Name:	**Phone:**
Title:	**Email:**
Billing Address:	

Investment Adviser/Sub-Adviser	
Firm Name:	**Primary Contact:**
Phone:	**Email:**

Transfer Agent	
Firm Name:	**Primary Contact:**
Phone:	**Email:**

Part III: Offering And Security Information

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Leverage Factor:			

Will the CUSIP be DTC and DRS eligible upon the commencement of trading?	☐ Yes ☐ No
Is the investment adviser affiliated with a broker-dealer?	☐ Yes ☐ No
Is the index maintained by a broker-dealer?	☐ Yes ☐ No

Investment Objective / Fund Description

Underlying Index/Reference Asset			
Type Of Components:	☐Physical Commodity ☐Commodity Futures ☐Commodity Index	☐Currency ☐ Equity and/or Fixed Income ☐Other (please describe):	
Name of Index/Reference Asset:			
Index Symbol:		**Index Provider:**	

TXSE
TEXAS STOCK EXCHANGE

Part IV: Certifications

Product Structure Certification

The Fund is structured as a Commodity-Based Trust Share or Managed Trust Share under TXSE Rule 17.111. The issuer certifies that:

☐ Shares will be redeemable or exchangeable in specified units as described in the prospectus.

☐ A daily NAV will be calculated and disseminated.

☐ An intraday indicative value (IIV) will be disseminated at least every 15 seconds during regular market hours.

☐ The Trust will comply with all applicable dissemination, disclosure, and oversight provisions of TXSE Rule 17.111.

Creation/Redemption Procedures

☐ I hereby certify that the procedures for creation and redemption of shares, including the basket composition (if applicable), are clearly described in the prospectus and comply with TXSE Rule 17.111 and applicable exemptive relief.

Broker-Dealer Certification

☐ I hereby certify that I have consulted with appropriate personnel involved in the management and oversight of the Fund(s), and based on that consultation, I further certify the following for each Fund listed above upon listing on TXSE:

☐ The Sponsor, Administrator, or other Reporting Authority responsible for pricing, reference asset monitoring, or management of the Fund's structure has implemented and will maintain, or be subject to, written policies and procedures reasonably designed to prevent the use and dissemination of material non-public information, including but not limited to indicative values, reference asset pricing, or redemption parameters.

If any of the entities responsible for the operation of the Fund(s) is affiliated with a broker-dealer, please certify that:

☐ A "firewall" has been erected and will be maintained between the affiliated broker-dealer and the Sponsor (or applicable entity), with respect to access to non-public information concerning the composition, valuation, or operation of the Fund and its related reference assets or indicative values.

Fund/Index Provider Certification

☐ I hereby certify that I have consulted with the portfolio manager and chief compliance officer of the fund(s) and based on that consultation I further acknowledge and represent any advisory committee, supervisory board, or similar entity that advises or makes decisions related to the composition or valuation methodology of the underlying reference asset must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information with respect to the reference asset.

Calculation/Distribution Representation

☐ I hereby certify that I have consulted with the portfolio manager and chief compliance officer of the fund(s) and based on that consultation I further acknowledge and represent that the net asset value (NAV) or equivalent reference value will be calculated and disseminated daily, and an intraday indicative value (IIV) will be calculated and disseminated no less than every 15 seconds during regular trading hours, or as required under the applicable listing standard.

Regulatory Review and Listing Consideration

☐ I hereby certify that, to the Company's knowledge, no current executive officer, director, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted, within the past ten (10) years, of any felony or misdemeanor relating to financial misconduct (including but not limited to fraud, embezzlement, or theft), nor are any such individuals subject to pending criminal proceedings for such conduct.

☐ I hereby further certify that the Company, its predecessors, and subsidiaries, and its current executive officers, directors, and ten percent (10%) or greater shareholders:

- Have not been the subject of any civil, criminal, or regulatory proceeding initiated or conducted by any government agency or regulatory authority (including but not limited to the SEC, FINRA, PCAOB, CFTC, DOJ, state bar associations, or foreign regulators) within the past ten (10) years; or
- Have disclosed any such proceedings, if applicable, by referencing publicly available SEC filings or providing supporting documentation as necessary.

If any such proceedings or convictions exist, the applicant must provide full details, including relevant court or regulatory documents. The Exchange reserves the right to request additional information, including background materials and documentation, to assess listing eligibility.

Board Resolutions

☐ I hereby certify that the Company has a board resolution (or equivalent documentation), which has been included with this application, authorizing the listing and designating the primary listing exchange of the Fund.

Part V: Affirmation

AFFIRMATION	
Name:	**Title:**
Company:	
By signing this application, I hereby certify the accuracy and completeness of the information contained in the application, as of the date below, and will notify the Exchange promptly of any material changes.	
Signature:	**Date:**

Exhibit A. Corporate Governance Certification

Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is not a management investment company registered under the Investment Company Act of 1940 and agrees to comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400.

☐ I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940 and will comply with all applicable corporate governance requirements of the Exchange, as set forth in TXSE Rule Series 16.400, subject to the exemptions set forth below.

Exemptions: Management investment companies are subject to all the requirements of the TXSE Rule Series 16.400, except that such management investment companies registered under the Investment Company Act of 1940 are exempt from the Independent Directors requirement, the compensation committee requirement, the Independent Director oversight of director nominations requirement, and the code of conduct requirement, set forth in TXSE Rules 16.405(b), (d) and (e) and 16.406, respectively. In addition, management investment companies that issue Index Fund Shares, Managed Fund Shares, Managed Portfolio Shares, Exchange Traded Fund Shares and Proxy Portfolio Shares as defined in Chapter 17 are exempt from the Audit Committee requirements set forth in TXSE Rule 16.405(c), except for the applicable requirements of Rule 10A-3 under the Act.

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

Exhibit B. TXSE Listing Agreement

General Information
Company Name:
Symbol(s):

____ (the "Company"), in consideration for the listing of its securities on the Texas Stock Exchange, hereby agrees with the Texas Stock Exchange Group LLC ("TXSE") that:

A. Company certifies that it understands and agrees to comply with all TXSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

B. Company agrees to promptly notify TXSE in writing of any corporate action or other event which will cause Company to cease to be in compliance with TXSE listing requirements.

C. Company understands that TXSE may remove its securities from the Texas Stock Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

D. Company understands that if an exception to any of the provisions of any of the TXSE rules has been granted by TXSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

E. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

F. Company hereby grants to TXSE a non-exclusive, royalty free, license to use Company's logos, trade names and trade/service marks in TXSE's advertising, literature, media interactions, industry events, conferences, websites, social media content and mobile applications solely in connection with marketing and related purposes in connection with being an TXSE-listed company, and to convey quotation information, transactional reporting information and other information regarding Company in connection with TXSE. Company agrees to hold harmless and indemnify TXSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name or other intellectual property right related to or arising out of TXSE's use of Company's trading symbol, corporate logos, Web site address, trade names and trade/service marks in accordance with the terms of this Listing Agreement.

2. TXSE WARRANTIES—DISCLAIMERS OF WARRANTIES.

For any goods or services provided to Company, TXSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

3. LIMITATION OF LIABILITY.

A. In no event will TXSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential or incidental loss or damage, even if TXSE has been advised of the possibility of such damages. If TXSE is, for any reason, held liable for any of the above, the liability of TXSE is limited:

i. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve months preceding the accrual of the claim; and

ii. in all other instances, to the amount of the annual listing fee paid by Company during the twelve months preceding the accrual of the claim.

B. Notwithstanding the foregoing, TXSE shall not be relieved from liability for damages that result from TXSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

C. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

D. Under no circumstances shall TXSE have any liability for any third party's goods and/or services.

E. Company and TXSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

F. This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER *As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.*	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit C: Board Member Information

Provide each board member's full legal name, age, committee assignments and indicate whether each director is independent, as defined in TXSE Rule 16.405(a)(2).

Name	Age	Independent	Audit Committee	Nominating Committee	Compensation Committee	Financially Sophisticated	Financial Expert
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐
		☐	☐	☐	☐	☐	☐

Exhibit D: Shareholder Data Release Consent

The Company hereby authorizes Texas Stock Exchange Group LLC ("TXSE" or the "Exchange") to obtain, directly or through a third-party service provider (including, without limitation, the Company's transfer agent or Broadridge Financial Solutions, Inc.), periodic reports reflecting the number of record and/or beneficial holders of the Company's securities listed, or proposed to be listed, on TXSE.

The Company acknowledges that such information will be used by the Exchange for purposes of determining compliance with applicable initial and continued listing requirements, including minimum holder requirements under the TXSE Rules.

AUTHORIZATION *I have been authorized by the Company and have legal authority to execute this authorization on its behalf.*	
Signature:	**Title:**
Name:	**Date:**

TXSE
TEXAS STOCK EXCHANGE

Exhibit E: ETP Dividend Schedule

Schedule	
Please describe below or attach a file with the dividend schedule of the series of Exchange Traded Products (ETP) being listed in connection with this application.	
Please indicate your anticipated dividend cadence: (E.g., Monthly, Quarterly, or Annually)	
Dividend Schedule:	
Supporting Documents:	
*TXSE will perform a series of validation checks to ensure that the data provided is complete and accurate.	

AUTHORIZATION	
I have been authorized by the Company and have legal authority to certify that the information provided above is true and correct to the best of my knowledge and belief as of the date below. The Company agrees to promptly notify the Exchange of any material changes and acknowledges its ongoing obligation to update the Exchange whenever there is an addition to or change in information previously furnished.	
Signature:	**Title:**
Name:	**Date:**

TEXAS STOCK EXCHANGE

Exhibit F: Additional Product Information

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Leverage Factor:			

Will the CUSIP be DTC and DRS eligible upon the commencement of trading?	☐ Yes ☐ No
Is the investment adviser affiliated with a broker-dealer?	☐ Yes ☐ No
Is the index maintained by a broker-dealer?	☐ Yes ☐ No

Investment Objective / Fund Description

Underlying Index/Reference Asset		
Type Of Components:	☐Physical Commodity ☐Commodity Futures ☐Commodity Index	☐Currency ☐ Equity and/or Fixed Income ☐Other (please describe):
Name of Index/Reference Asset:		

Index Symbol:		**Index Provider:**	

General Information			
Listing Type:	☐ Initial Listing	☐ Transfer Listing	
		Current Listing Market	
		Current Ticker Symbol	
Product Name:			
Product Symbol:			
Product CUSIP:			
Anticipated Shares Outstanding:			
Creation Unit Size:			
Anticipated Price Per Share:			
Expected First Day of Trading:			
Expected Effective Date of the Registration Statement:			
Leverage Factor:			

Will the CUSIP be DTC and DRS eligible upon the commencement of trading?	☐ Yes ☐ No
Is the investment adviser affiliated with a broker-dealer?	☐ Yes ☐ No
Is the index maintained by a broker-dealer?	☐ Yes ☐ No

Investment Objective / Fund Description

Underlying Index/Reference Asset			
Type Of Components:	☐Physical Commodity ☐Commodity Futures ☐Commodity Index	☐Currency ☐ Equity and/or Fixed Income ☐Other (please describe):	
Name of Index/Reference Asset:			
Index Symbol:		**Index Provider:**	

TEXAS STOCK EXCHANGE

Exhibit I

June 2026

Texas Stock Exchange LLC
Date of filing: June 29, 2026
Date as of which information is accurate: June 29, 2026

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Please see attached.

TEXAS STOCK EXCHANGE, LLC

Financial Statements

For the period from June 7, 2024 (Inception) through December 31, 2025
With Report of Independent Auditors

TEXAS STOCK EXCHANGE, LLC

For the period from June 7, 2024 (inception) to December 31, 2025

TABLE OF CONTENTS

Report of Independent Auditors

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors
Texas Stock Exchange, LLC:

Opinion

We have audited the financial statements of Texas Stock Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the period from June 7, 2024 (inception) to December 31, 2025, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 3, 2026

Texas Stock Exchange, LLC
Statement of Financial Condition
(In thousands)

	As of December 31, 2025	
Assets:		
Cash	$	25,019
Total assets	$	25,019
Liabilities and Member's Equity:		
Non-current liabilities:		
Due to TXSE Group Inc	$	12,975
Total non-current liabilities		12,975
Total liabilities		12,975
Commitments and contingencies (Note 4)		
Member's Equity:		
TXSE Group Inc capital contributions		25,000
Accumulated deficit		(12,956)
Total member's equity		12,044
Total liabilities and member's equity	$	25,019

See accompanying notes to the financial statements

Texas Stock Exchange, LLC
Statement of Operations
(In thousands)

	For the period from June 7, 2024 (Inception) through December 31, 2025
Revenues:	
Trading revenues	$ -
Listing revenues	-
Data and member service revenues	-
Total revenues	-
Transaction-based expenses:	
Section 31 fees	-
Cash liquidity payments, routing and clearing	-
Total revenues, less transaction-based expenses	-
Operating expenses:	
Compensation and benefits	6,170
Professional services:	
Legal	4,548
Consulting	1,778
Software licenses and subscriptions	152
General and administrative	327
Total operating expenses	12,975
Operating loss	(12,975)
Other income:	
Interest income	19
Total other income	19
Net loss	$ (12,956)

See accompanying notes to the financial statements

Texas Stock Exchange, LLC
Statement of Changes in Member's Equity
(In thousands)

	Capital Contributions	Accumulated Deficit	Total Member's Equity
Balance as of June 7, 2024	$ -	$ -	$ -
TXSE Group Inc capital contributions	25,000	-	25,000
Net loss	-	(12,956)	(12,956)
Balance as of December 31, 2025	$ 25,000	$ (12,956)	$ 12,044

See accompanying notes to the financial statements

Texas Stock Exchange, LLC
Statement of Cash Flows
(In thousands)

	For the period from June 7, 2024 (Inception) through December 31, 2025
Operating activities:	
Net loss	$ (12,956)
Net cash used in operating activities	(12,956)
Investing activities:	
Net cash provided by (used in) investing activities	-
Financing activities:	
Due to TXSE Group Inc	12,975
TXSE Group Inc capital contributions	25,000
Net cash provided by financing activities	37,975
Net increase in cash	25,019
Cash, beginning of period	-
Cash, end of period	$ 25,019
Supplemental cash flow information:	
Cash paid for interest	$ -

See accompanying notes to the financial statements

TEXAS STOCK EXCHANGE, LLC
NOTES TO FINANCIAL STATEMENTS

1. Description of Business

Nature of Business and Organization

Texas Stock Exchange, LLC (the “Exchange” or “the Company”) was incorporated in Delaware on June 7, 2024, and is a limited liability company and a wholly owned subsidiary of TXSE Group Inc (“TXSE Group” or the “Parent”). The Exchange was formed to operate a national securities exchange registered with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended. On September 30, 2025, the Exchange received approval from the SEC to operate as a national securities exchange.

The Exchange is expected to operate a fully electronic marketplace for the listing and trading of equity securities and exchange-traded products and, as a registered exchange, will function as a self-regulatory organization responsible for enforcing compliance by its members with federal securities laws and its rules. As of December 31, 2025, the Exchange has not commenced revenue-generating operations. Activities since inception have been limited to organizational activities, regulatory filings and engagement with the SEC, development of trading and regulatory frameworks, and coordination of technology development within TXSE Group.

The Exchange relies on TXSE Group and its affiliated entities for substantially all funding, personnel, technology, and operational support. The Exchange does not maintain separate personnel, vendor contracts, or technology infrastructure.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The financial statements have been derived from the separate records maintained by TXSE Group and may not be indicative of the financial position or results of operations that would have existed had the Exchange operated as an unaffiliated entity. The financial statements include all adjustments that are, in management’s opinion, necessary for a fair presentation of the results for the period presented. Such adjustments are of a normal recurring nature. The financial statements cover the period from June 7, 2024 (inception) through December 31, 2025.

Use of Estimates

Preparing financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Revenue Recognition
The Company has not generated revenue for the period presented and has not commenced revenue-generating operations. The Company is in the process of developing its fee structure and related contractual arrangements with future members. Accordingly, the Company has not finalized its revenue recognition policies.

Upon commencement of operations, the Company expects to generate revenue from exchange-related services, including transaction-based fees, access and connectivity services, and market data distribution. The Company expects such revenue to be recognized in accordance with ASC 606, *Revenue from Contracts with Customers*, based on the nature and timing of the services provided. The Company will evaluate the appropriate accounting treatment for such revenue streams, including the timing of recognition and the treatment of any incentives or rebates, upon establishment of final fee schedules and contractual arrangements.

Related Party Transactions and Intercompany Accounts
Substantially all costs incurred in connection with the activities of the Company are paid by TXSE Group or its affiliated entities and are charged to the Company through intercompany accounts. These amounts are recorded at cost based on management's assessment of the services performed and the entity receiving the primary benefit. See Note 3 – Related Party Transactions for more information on related party transactions.

Compensation and Benefits
Compensation and benefits include salaries, bonuses, payroll taxes, and employee benefits attributable to personnel supporting the Exchange. Such costs are provided through TXSE Group and are recognized based on amounts allocated to the Exchange for services rendered during the period.

Share-Based Compensation
The Company participates in share-based compensation arrangements administered by TXSE Group, which grants equity-based awards to employees of the TXSE Group and its affiliates. The Exchange does not issue equity instruments and is not a legal obligor for any such awards. Share-based compensation expense is recognized in the accompanying financial statements for awards granted to employees whose services benefit the Exchange. Such amounts are allocated to the Exchange by TXSE Group based on management's assessment of the services provided. Share-based compensation is accounted for in accordance with ASC 718, *Compensation—Stock Compensation,* and is measured based on the grant-date fair value of the awards as determined by TXSE Group.

Cash
Cash represents funds held in bank accounts and on hand, which are readily available for use in operations. The Company does not hold any cash equivalents. As of December 31, 2025, the Company held its cash primarily in an interest-bearing account at JPMorgan Chase, exceeding federally insured limits. JPMorgan Chase is designated as a Global Systemically Important Bank (G-SIB) by the Financial Stability Board, which helps mitigate this concentration risk.

Fair Value of Financial Instruments
The carrying amounts of financial instruments, including cash, intercompany balances, and accounts payable, approximate fair value due to their short-term nature.

Income Taxes
The Company is treated as a disregarded entity for U.S. federal income tax purposes and is not subject to income taxes at the entity level. The results of operations of the Company are included in the tax returns of TXSE Group or its applicable affiliates. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*. The amendments require additional disclosure of certain expense categories included within income statement captions. The amendments are effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its financial statement disclosures. It is not expected that the adoption would have a material impact on its financial position, results of operations, or cash flows.

3. Related Party Transactions

The Company is a wholly owned subsidiary of TXSE Group and relies on TXSE Group and its affiliated entities to perform substantially all operational, administrative, regulatory, and technology development functions on its behalf. The Company does not maintain separate personnel, vendor contracts, or technology infrastructure. TXSE Group retains ownership and control of personnel, systems, intellectual property, and third-party arrangements utilized in supporting the Company.

Substantially all costs incurred in connection with the activities of the Company are paid by TXSE Group or its affiliated entities and are charged to the Company through intercompany accounts and reflected as operating expenses in the accompanying financial statements. Intercompany balances represent amounts funded by TXSE Group on behalf of the Company and are reflected as amounts due to TXSE Group. These balances are not subject to formal repayment terms, are non-interest bearing, and have no stated maturity. The balances are not expected to be settled within the next twelve months. Accordingly, such amounts are classified as non-current liabilities in the accompanying statement of financial condition. In the future, these balances are expected to be settled through cash payments or other intercompany arrangements.

In May 2026, the Company and TXSE Group entered into a funding agreement that formalizes TXSE Group's commitment to provide ongoing financial support to the Company. Under this agreement, TXSE Group has committed to ensure that the Company maintains sufficient financial resources to meet its operational and regulatory obligations and to provide additional funding as necessary. The agreement provides that funding may be structured as capital contributions, intercompany transfers, or other lawful funding mechanisms and does not require repayment of amounts advanced.

During the period from inception through December 31, 2025, TXSE Group contributed $25.0 million of capital to the Company to support regulatory capital requirements and operational readiness. This contribution was funded in cash and is reflected in the Company's cash balance and recorded as an increase to member's equity. There is no contractual repayment obligation associated with such contributions.

The Company is dependent on TXSE Group for funding, personnel, technology, and operational support and expects to continue to rely on TXSE Group as it progresses toward commencement of operations. Management believes the assumptions and methodologies used in determining intercompany allocations are reasonable; however, the amounts recorded are not necessarily indicative of the costs that would have been incurred had the Company operated as an unaffiliated entity.

4. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company and its wholly owned subsidiaries may be subject to legal proceedings, lawsuits, government investigations and other claims with respect to a variety of matters. In addition, the Company and its wholly owned subsidiaries may be subject to periodic reviews, inspections, examinations and investigations by regulators in the U.S. and other jurisdictions, any of which may result in claims, legal proceedings, assessments, fines, penalties, restrictions on the business or other sanctions. The Company records estimated expenses and reserves for legal or regulatory matters or other claims when these matters present loss contingencies that are probable and the related amount is reasonably estimable. As of December 31, 2025, no material claims, legal proceedings, assessments, fines, penalties or restrictions exist and as such no estimated expenses or reserves have been recorded in the accompanying financial statements.

5. Subsequent Events

The Company evaluated subsequent events and transactions from January 1, 2026 through June 3, 2026, the date the financial statements were issued. Based upon this review, other than described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

In May 2026, the Company changed its state of incorporation from Delaware to Texas. The change did not affect the Company's legal existence, ownership structure, operations, financial position, or results of operations.

TXSE

TEXAS STOCK EXCHANGE

Exhibit J

June 2026

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Directors of Texas Stock Exchange LLC (TXSE)

The Exchange Board will be composed of at least 12 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors to meet the following composition requirements: (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors; (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors; (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and (D) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board.

The following persons are directors of TXSE:

Name	Classification	Election Date	Termination Date
James H. Lee	Chief Executive Officer, Chairman, Industry Director	May 28, 2026	
Anna Kurzrok	Industry Director	May 28, 2026	
Jeff Starr	Industry Director	May 28, 2026	
Rich Steiner	Industry Director, Member Representative Director, Piper Sandler	May 28, 2026	

Texas Stock Exchange LLC
Date of filing: June 29, 2026
Date as of which information is accurate: June 29, 2026

Darren Mulholland	Industry Director, Member Representative Director, HRT	May 28, 2026	
Andrew Upward	Industry Director, Member Representative Director, Jane Street	May 28, 2026	
Rick Roberts	Non-Industry Director, Independent Director	May 28, 2026	
Laura Morrison	Non-Industry Director, Independent Director	May 28, 2026	
Rebecca Rettig	Non-Industry Director, Independent Director	May 28, 2026	
Paul Donahue	Non-Industry Director, Independent Director, Issuer Representative	May 28, 2026	
Kenneth Hersh	Non-Industry Director	May 28, 2026	
Jaime Llano	Non-Industry Director	May 28, 2026	

<u>Officers of Texas Stock Exchange LLC</u>

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	James Lee	September 30, 2025	
President, Global Head of Trading	Cameron Smith	September 30, 2025	
Chief Legal Officer and General Counsel	Jeff Brown	September 30, 2025	
Chief Regulatory Officer	Scott Palmer	September 30, 2025	
Chief Technology Officer	Rick Yoder	September 30, 2025	
Deputy General Counsel	Shane Swanson	September 30, 2025	
Deputy General Counsel	Kyle Murray	September 30, 2025	
Director of Compliance	John Thomas	September 30, 2025	

Texas Stock Exchange LLC
Date of filing: June 29, 2026
Date as of which information is accurate: June 29, 2026

Title	Name	Commencement Date	Termination Date
Deputy General Counsel	Alanna Barton	March 23, 2026	
Chief Operating Officer	Greg Ferrari	June 2, 2026	

Committees of Texas Stock Exchange LLC

The Exchange anticipates that it will establish the Exchange Board committees listed below.

Nominating Committee

Name	Classification	Commencement Date	Termination Date
Rebecca Rettig	Non-Industry Director, Independent Director	May 28, 2026	
Laura Morrison	Non-Industry Director, Independent Director	May 28, 2026	
Paul Donahue (Lead Director)	Non-Industry Director, Independent Director, Issuer Representative	May 28, 2026	

Member Nominating Committee

Name	Classification	Commencement Date	Termination Date
Rich Steiner	Industry Director, Member Representative Director	May 28, 2026	
Darren Mulholland	Industry Director, Member Representative Director	May 28, 2026	
Andrew Upward	Industry Director, Member Representative Director	May 28, 2026	

Regulatory Oversight Committee

Name	Classification	Commencement Date	Termination Date
Laura Morrison	Non-Industry Director, Independent Director	June 11, 2026	
Rebecca Rettig	Non-Industry Director, Independent Director	June 11, 2026	
Rick Roberts	Non-Industry Director, Independent Director	June 11, 2026	

<u>Appeals Committee</u>

Title	Name	Commencement Date	Termination Date
[To be provided]	Independent Director		
[To be provided]	Independent Director		
[To be provided]	Member Representative Director		

TEXAS STOCK EXCHANGE

Exhibit K

June 2026

Texas Stock Exchange LLC
Date of filing: June 29, 2026
Date as of which information is accurate: June 29, 2026

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Texas Stock Exchange LLC is 100% owned by TXSE Group Inc. ("TXSE Group"). TXSE Group is a privately held corporation. TXSE Group is the sole owner of the Exchange, acquiring its interest on June 7, 2024. TXSE Group exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

TXSE

TEXAS STOCK EXCHANGE

Exhibit M

June 2026

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a participant, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary , trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Texas Stock Exchange LLC has the following members:

APEX CLEARING CORP

ARCHIPELAGO SECURITIES, LLC

BARCLAYS CAPITAL INC.

BERNSTEIN INSTITUTIONAL SERVICES LLC

BLAYLOCK VAN, LLC

BNP PARIBAS SECURITIES CORP

BOFA SECURITIES INC.

CAPIS

CITADEL SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

CLEAR STREET LLC

CLEARPOOL EXECUTION SERVICES, LLC

CODA MARKETS, INC.

CURVATURE SECURITIES, LLC

DASH FINANCIAL TECHNOLOGIES LLC

DRW SECURITIES, L.L.C.

G1 EXECUTION SERVICES, LLC

GLOBAL EXECUTION BROKERS, LP

GOLDMAN SACHS & CO. LLC

GTS SECURITIES LLC

HRT FINANCIAL LP

IB CAPITAL LLC

I-BANKERS SECURITIES, INC

IEX SERVICES LLC

INSTINET LLC

INSTITUTIONAL SECURITIES CORPORATION

INTERACTIVE BROKERS LLC

J.P. MORGAN SECURITIES LLC

JANE STREET CAPITAL, LLC

JANE STREET EXECUTION SERVICES, LLC

JEFFERIES LLC

JUMP EXECUTION, LLC

JUMP TRADING, LLC

LATOUR TRADING LLC

MIRAE ASSET SECURITIES (USA) INC.

MORGAN STANLEY & CO. LLC

NASDAQ EXECUTION SERVICES, LLC

PIPER SANDLER & CO.

PRIME NUMBER CAPITAL LLC

PUNDION LLC

RBC CAPITAL MARKETS, LLC

STEPHENS INC.

SUSQUEHANNA SECURITIES, LLC

TCBI SECURITIES, INC.

TD SECURITIES LLC

TECHSPEED CLEARING

TRADEPRO SECURITIES, LLC

TRC MARKETS LLC

UBS SECURITIES LLC

VELOCITY CAPITAL, LLC

VIRTU AMERICAS LLC

WELLS FARGO

WOLVERINE EXECUTION SERVICES LLC

WOLVERINE TRADING, LLC

TEXAS STOCK EXCHANGE

Exhibit N

June 2026

EXHIBIT N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The Exchange has not commenced operations and, therefore, it has no securities that are traded on the Exchange. Upon the effectiveness of its Form 1 Application for Registration as a National Securities Exchange, or shortly thereafter, the Exchange intends to trade equity securities, as defined in Section 3(a)(11) of the Exchange Act, that are also National Market System ("NMS") securities, as defined by Regulation NMS Rule 600(b)(47), and are Continuous Net Settlement ("CNS") clearing eligible at the National Securities Clearing Corp. ("NSCC"). NMS stocks include NYSE-listed (Tape Plan A), NASDAQ-Listed (Tape Plan C) and other-listed (Tape Plan B) securities. All such securities are registered under Section 12(a) of the Exchange Act.